QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

GFI Group Inc.
(Name of Subject Company)

GFI Group Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

361652209
(CUSIP Number of Class of Securities)

Christopher D'Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041
(212) 968-4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:
Morton A. Pierce, Esq.
Bryan J. Luchs, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787
(212) 819-8200

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Statement") relates is GFI Group Inc., a Delaware corporation ("GFI"). GFI's principal executive offices are located at 55 Water Street, New York, New York 10041, and its telephone number is (212) 968-4100.

Securities.

        The title of the class of equity securities to which this Statement relates is GFI's common stock, par value $0.01 per share (the shares of GFI's common stock being referred to as the "Shares"). As of October 31, 2014, there were (1) 127,501,200 Shares outstanding and (2) outstanding restricted stock units ("RSUs") representing 14,442,925 Shares.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of GFI, which is the subject company and the person filing this Statement, are set forth in "Item 1. Subject Company Information—Name and Address" above. GFI's website address is www.gfigroup.com. The information on GFI's website is not a part of this Statement and is not incorporated herein by reference.

Tender Offer.

        This Statement relates to the unsolicited tender offer by BGC Partners, L.P., a Delaware limited partnership ("Purchaser") and an operating subsidiary of BGC Partners, Inc., a Delaware corporation ("BGC"), to purchase all outstanding Shares for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 2014 (the "Offer to Purchase") and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Statement (together with exhibits thereto, as amended, the "Schedule TO"), filed with the Securities and Exchange Commission (the "SEC") on October 22, 2014 by Purchaser and BGC. According to the Schedule TO, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014, unless the Offer is extended. The Offer is further described in the Schedule TO.

        The Schedule TO states that the purpose of the Offer is to acquire as much equity as is possible (and at least a majority equity interest) in GFI.

        According to the Schedule TO, the consummation of the Offer is subject to numerous conditions, including the following, among others:

  •
  the "Minimum Tender Condition"—there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Purchaser and its subsidiaries, represents at least a majority of all then outstanding Shares on a fully diluted basis;

  •
  the "Regulatory Condition"—any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms satisfactory to BGC and Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable;

  •
  the "Board Condition"—Purchaser being satisfied, in its sole discretion, that nominees of BGC will constitute at least two-thirds of the members of the Board of Directors of GFI (the "Board") and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer; and

  •
  the "Impairment Condition"—Purchaser being provided adequate information from GFI so that Purchaser is satisfied, in its sole discretion, that GFI is not a party to any agreement or transaction (other than the CME Merger, the JPI Merger and the IDB Transaction (as defined in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" below) (such transactions collectively as they exist as of the date of the Offer, the "CME Transaction")) having the effect of impairing, in the reasonable judgment of Purchaser, Purchaser's or BGC's ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI.

        According to the Schedule TO, in addition, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the expiration date of the Offer the Minimum Tender Condition, the Regulatory Condition, the Board Condition or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of the Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

          (i)    there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or any of its subsidiaries or affiliates or the consummation by Purchaser or any of its subsidiaries or affiliates of a merger or other similar business combination involving GFI, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of Purchaser's full rights of ownership or operation by Purchaser or any of its subsidiaries or affiliates of all or any portion of Purchaser's business or assets or those of GFI or any of Purchaser's or GFI's respective subsidiaries or affiliates or to compel Purchaser or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of Purchaser's business or assets or those of GFI or any of Purchaser's or GFI's respective subsidiaries or affiliates or seeking to impose any limitation on Purchaser's or any of its subsidiaries' or affiliates' ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on Purchaser's ability or that of any of its subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Purchaser or any of its subsidiaries or affiliates on all matters properly presented to GFI stockholders, (e) seeking to require divestiture or sale by Purchaser or any of its subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by Purchaser or any of its subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving GFI or (g) that otherwise, in Purchaser's reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of its subsidiaries or affiliates;

          (ii)   any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to BGC, Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving GFI, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that, in Purchaser's reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above;

          (iii)  from and after December 31, 2013, any change occurs, or has occurred, or is threatened (or any development occurs, or has occurred, or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of GFI and its subsidiaries, taken as a whole, that, in Purchaser's reasonable judgment, is or may be materially adverse to GFI and its subsidiaries, taken as a whole, Purchaser becomes aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to Purchaser, or Purchaser becomes aware that any material contractual right or obligation of GFI or any of its subsidiaries that, in Purchaser's reasonable judgment, could result in a material decrease in the value of the Shares purchased in the Offer to Purchaser;

          (iv)  there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on the date of the Offer to Purchase, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in Purchaser's reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of GFI and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in Purchaser's reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing as of the close of business on the date of the Offer to Purchase, a material acceleration or worsening thereof;

          (v)   after the date of the Offer to Purchase, (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including GFI or any of its subsidiaries or affiliates), or has been publicly disclosed, or Purchaser otherwise learns that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of GFI (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of GFI (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Purchase, (b) any such person or group which, prior to the date of the Offer to Purchase had filed such a Schedule with the SEC, has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of GFI, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of GFI constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving GFI or (d) any person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or made a public announcement reflecting an intent to acquire GFI or any assets or securities of GFI;

          (vi)  GFI or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on the date of the Offer to Purchase, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of GFI, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of GFI, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) other than the Board's recommendation for the CME Transaction, authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of GFI or any of its subsidiaries or any comparable event not in the ordinary course of business, including amending or modifying the CME Transaction, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Purchaser's reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of its subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares Purchaser or Purchaser's consummation of any merger or other similar business combination involving GFI (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of GFI or any of its subsidiaries, or Purchaser shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, the Second Amended and Restated Certificate of Incorporation of GFI (the "Charter") or the Third Amended and Restated Bylaws of GFI (the "Bylaws") (or other similar constituent documents) or Purchaser becomes aware that GFI or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

          (vii) Purchaser becomes aware (a) that any material contractual right of GFI or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of GFI or any of its subsidiaries (other than indebtedness under its existing indenture and credit agreement) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date or other material penalty, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Purchaser or any of its subsidiaries or affiliates of a merger or other similar business combination involving GFI or (b) of any covenant, term or condition in any instrument or agreement of GFI or any of its subsidiaries that, in Purchaser's reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or its consummation of a merger or other similar business combination involving GFI);

          (viii)  Purchaser or any of its affiliates enters into a definitive agreement or announces an agreement in principle with GFI providing for a merger or other similar business combination with GFI or any of its subsidiaries or the purchase of securities or assets of GFI or any of its subsidiaries, or Purchaser and GFI reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

          (ix)  GFI or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving GFI or any of its subsidiaries or the purchase of securities or assets of GFI or any of its subsidiaries any type of option, warrant or right which, in Purchaser's reasonable judgment, constitutes a "lock-up" device (including a right to acquire or receive any Shares or other securities, assets or business of GFI or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

        According to the Schedule TO, the foregoing conditions are for the sole benefit of BGC, Purchaser and their affiliates and may be asserted by Purchaser in its discretion regardless of the circumstances giving rise to any such conditions or may be waived by Purchaser in its sole discretion in whole or in part at any time or from time to time before the expiration date of the Offer. The Schedule TO provides that: (1) Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer; (2) Purchaser's failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; (3) the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and (4) each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

        For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

        According to the Schedule TO, the principal executive offices of Purchaser are located at 499 Park Avenue, New York, NY 10022, and its telephone number is (212) 610-2200. According to the Schedule TO, the principal executive offices of BGC are located at 499 Park Avenue, New York, NY 10022 and its telephone number is (212) 610-2200.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement or in the excerpts from GFI's Definitive Proxy Statement on Schedule 14A, dated as of, and filed with the SEC on, April 22, 2014 (the "2014 Proxy Statement"),

relating to the 2014 Annual Meeting of Stockholders of GFI, which excerpts are filed as Exhibit (e)(3) to this Statement and incorporated herein by reference, to the knowledge of GFI as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between GFI or its affiliates and (1) GFI, its executive officers, directors or affiliates or (2) BGC, Purchaser or their respective executive officers, directors or affiliates. The excerpts filed as Exhibit (e)(3) to this Statement are incorporated herein by reference, and include the information from the following sections of the 2014 Proxy Statement: "Board of Directors and Director Qualifications," "Executive Officers," "Executive Compensation," "Compensation Committee Report," "Security Ownership of Directors and Executive Officers," "Equity Compensation Plan Information" and "Certain Relationships and Related Transactions, and Director Independence."

        The information contained in "Item 4. The Solicitation or Recommendation" below is incorporated herein by reference.

        Any information contained in the excerpts from the 2014 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

CME Transaction

CME Merger Agreement

        On July 30, 2014, GFI, CME Group Inc., a Delaware corporation ("CME"), Commodore Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of CME ("Merger Sub 1"), and Commodore Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of CME ("Merger Sub 2") entered into an Agreement and Plan of Merger (as it may be amended from time to time, the "CME Merger Agreement"), providing for a merger in which GFI will become a wholly-owned subsidiary of CME (the "CME Merger"). If the CME Merger contemplated by the CME Merger Agreement is completed, GFI stockholders will be entitled to receive for each Share a fraction of a share of Class A common stock, par value $0.01 per share, of CME ("CME Class A Common Stock"), equal to the exchange ratio set forth in the CME Merger Agreement (the "Exchange Ratio"). The Exchange Ratio is a fraction, the numerator of which equals $4.55 and the denominator of which equals the average closing sales price of CME Class A Common Stock as reported on the NASDAQ Global Select Market for the ten trading days ending upon and including the trading day immediately before the closing date of the CME Merger. However, in no event will the aggregate number of shares of CME Class A Common Stock issuable in transactions contemplated by the CME Merger Agreement and the JPI Merger Agreement (as defined below), exceed 19.9% of the number of shares of CME Class A Common Stock outstanding on July 29, 2014, in which case the CME Merger Agreement may be terminated by GFI. So long as the CME Merger Agreement is in place, GFI is obligated to hold a duly constituted special meeting of GFI stockholders to take a vote on the adoption of the CME Merger Agreement and related matters (the "Special Meeting").

        A summary of the CME Merger Agreement is contained in Annex B hereto, which contains certain disclosure from the proxy statement/prospectus on Form S-4 filed by CME on October 16, 2014 (SEC File No. 333-199429) (the "Proxy Statement/Prospectus"). Additional disclosure related to the CME Merger Agreement and referenced in Annex B is included in Annexes C, D and E hereto and in "Item 8. Additional Information—Regulatory Matters in Connection with the CME Merger" below. This summary does not purport to be complete and is qualified in its entirety by reference to the CME Merger Agreement, which is filed as Exhibit (e)(16) to this Statement and is hereby incorporated herein by reference.

JPI Merger Agreement and IDB Purchase Agreement

        Jersey Partners Inc., a New York corporation ("JPI") controlled by Mr. Gooch, is a party to an Agreement and Plan of Merger, dated as of July 30, 2014, by and among CME, Cheetah Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of CME, Cheetah Acquisition LLC, a

Delaware limited liability company and a wholly-owned subsidiary of CME, New JPI Inc., a Delaware corporation formed by certain stockholders of JPI ("New JPI"), and stockholders of JPI and New JPI (including Messrs. Gooch and Heffron) (the "JPI Merger Agreement" and the transactions related thereto, the "JPI Merger"), pursuant to which New JPI, the resultant beneficial owner of all Shares held by JPI after giving effect to a reorganization, will become a wholly-owned subsidiary of CME in exchange for shares of CME Class A Common Stock equal to the merger consideration that otherwise would be payable in the CME Merger for the Shares owned by New JPI. In connection with the transactions contemplated by the CME Merger Agreement and the JPI Merger Agreement, Merger Sub 2, GFI Brokers Holdco Ltd., a Bermuda limited company ("IDB Buyer"), JPI (solely for purposes of Article IX therein), New JPI (solely for purposes of Article IX therein) and CME (solely for purposes of Article IX therein) entered into a purchase agreement (the "IDB Purchase Agreement" and the transactions related thereto, the "IDB Transaction"), pursuant to which IDB Buyer, a private consortium of GFI management, led by Mr. Gooch and certain other members of GFI management (including Mr. Heffron), will purchase from Merger Sub 2, and Merger Sub 2 will sell, transfer and assign to IDB Buyer, all of Merger Sub 2's right, title and interest in and to all of the issued and outstanding securities of the subsidiaries of GFI that, after giving effect to an internal reorganization contemplated by the CME Merger Agreement, will own and operate GFI's interdealer brokerage business. In connection with the IDB Purchase Agreement, GFI Holdco Inc., a Delaware corporation and indirect parent of IDB Buyer, entered into a commitment letter (the "Commitment Letter") with Jefferies Finance LLC ("Jefferies"), pursuant to which Jefferies has committed, subject to customary conditions, to provide IDB Buyer with debt financing for the transactions contemplated by the IDB Purchase Agreement. The debt financing under the Commitment Letter is anticipated to consist of a senior secured term loan facility in an aggregate principal amount of up to $225,000,000. The closing of the CME Merger is subject to, and dependent upon, the closing of the JPI Merger and the IDB Transaction.

        A summary of the JPI Merger Agreement and a summary of the IDB Purchase Agreement (including the Commitment Letter) are contained in Annex C and Annex D hereto, respectively, which contain certain disclosure from the Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the JPI Merger Agreement, the IDB Purchase Agreement and the Commitment Letter, which are filed as Exhibit (e)(17), Exhibit (e)(18) and Exhibit (e)(19) to this Statement, respectively, and are hereby incorporated herein by reference.

Support Agreement

        Concurrently with the execution of the CME Merger Agreement, JPI, New JPI and Messrs. Gooch, Heffron and Brown, a member of GFI management (the "Supporting Stockholders"), as beneficial owners of the Shares, entered into a support agreement, dated as of July 30, 2014, with CME (the "Support Agreement"). The Shares subject to the Support Agreement constituted approximately 37.8% of the total issued and outstanding Shares as of September 30, 2014. Under the Support Agreement, the Supporting Stockholders agreed to vote or cause to be voted their shares in favor of adoption of the CME Merger Agreement and the related transactions and to vote against any alternative transaction. The Support Agreement also prevents the Supporting Stockholders from transferring their Shares, including by tendering such Shares into the Offer. The obligations and restrictions in the Support Agreement continue for twelve months following the termination of the CME Merger Agreement (other than termination (i) by GFI due to a breach of the CME Merger Agreement by CME, Merger Sub 1 or Merger Sub 2 or (ii) by GFI or CME due to CME's failure to obtain antitrust approval resulting in (1) failure to consummate the CME Merger by March 15, 2015 or (2) prohibition of the CME Merger by any restraints, in each of which case the Support Agreement will terminate without the twelve month tail period).

        A summary of the Support Agreement is contained in Annex E hereto, which contains certain disclosure from the Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(20) to this Statement and is hereby incorporated herein by reference.

Relationship with BGC and Its Affiliates

        According to the Schedule TO, as of October 22, 2014, BGC and its subsidiaries (including Purchaser) beneficially owned 17,075,464 Shares, representing approximately 13.5% of the outstanding Shares. In addition, an affiliate of BGC holds 45,000 Shares.

        GFI, in the ordinary course of business, contemplates or enters into commercial arrangements with industry participants, including certain of BGC's affiliates.

Arrangements with Current Executive Officers and Directors of GFI

Shares Held by Non-Employee Directors and Executive Officers of GFI

        As a group, the non-employee directors and executive officers of GFI beneficially owned an aggregate of approximately 49,420,882 Shares as of September 30, 2014, excluding any Shares issuable upon settlement of RSUs held by such individuals. If GFI's non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same $5.25 per Share price being offered to all other GFI stockholders in connection with the Offer. If the non-employee directors and executive officers were to tender all of the 49,420,882 Shares owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser for $5.25 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $259,459,631 in cash. To the knowledge of GFI after making reasonable inquiry, none of GFI's non-employee directors or executive officers or any affiliate or subsidiary of GFI currently intends to tender in the Offer or sell any Shares that such person or entity holds of record or beneficially owns. For a description of the treatment of RSUs held by the non-employee directors and executive officers of GFI, see below under the heading "Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI."

        The following table sets forth, as of September 30, 2014, the cash consideration that each non-employee director and executive officer would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Michael Gooch(1)(2)	46,806,417	$245,733,689
Colin Heffron(3)	1,307,985	$6,866,921
Ronald Levi	812,952	$4,267,998
James Peers(4)	187,759	$985,735
Marisa Cassoni	181,436	$952,539
Frank Fanzilli	76,268	$400,407
Richard Magee	36,391	$191,053
Thomas Cancro	11,674	$61,289
All executive officers and directors as a group	49,420,882	$259,459,631

(1)
Includes all Shares beneficially owned by the entities affiliated with JPI as described in footnote (2) below. Mr. Gooch controls the voting and disposition of these Shares through his ownership of approximately 70% of the outstanding shares of common stock of JPI. Also includes 54,336 Shares which are held for the benefit of Mr. Gooch's former wife, 1,320 Shares which are owned by

  Mr. Gooch's children and 42,104 Shares which are held by the Gooch Investment Trust. Mr. Gooch disclaims beneficial ownership with respect to these Shares.

(2)
Includes 46,464,240 Shares held directly by JPI and its wholly-owned subsidiaries.

(3)
Does not include any of the Shares owned by JPI. Mr. Heffron owns approximately 5% of the outstanding shares of common stock of JPI.

(4)
Does not include 154,928 Shares that were issuable upon the vesting of RSUs for which Mr. Peers has previously deferred receipt.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI

        As of September 30, 2014, the non-employee directors and executive officers of GFI held 1,802,003 RSUs. Upon a change in control of GFI, the Compensation Committee of the Board may, but is not obligated to, accelerate the vesting of the RSUs, replace the RSUs with substitute awards of a surviving corporation, or replace the RSUs with a cash incentive program that preserves the value of the awards so replaced. The Offer does not state the proposed treatment of the outstanding RSUs. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Offer, the discussion below assumes that vesting of any unvested RSUs held by non-employee directors and executive officers will be accelerated in connection with the Offer, and that the non-employee directors and executive officers will receive the same $5.25 per Share price being offered to all other GFI stockholders in connection with the Offer. No non-employee director or executive officer of GFI presently holds options or other forms of equity or equity-based awards.

  •
  RSUs Held by Non-Employee Directors.  This discussion assumes that each RSU held by GFI's non-employee directors immediately before the consummation of the Offer will be accelerated in connection with the Offer and converted into Shares, and that the non-employee directors will be entitled to receive $5.25 per Share in respect of such Shares. As of September 30, 2014, Messrs. Fanzilli and Magee and Ms. Cassoni, the current non-employee directors of GFI, held 17,249, 12,449 and 42,576 RSUs, respectively. Based on the per Share price to be paid in the Offer of $5.25 per Share, the value of such RSUs for each of Messrs. Fanzilli and Magee and Ms. Cassoni was $90,557, $65,357, and $223,524, respectively.

  •
  RSUs Held by Executive Officers.  The vesting of RSUs held by GFI's executive officers will not accelerate in connection with the Offer unless so determined by the Compensation Committee of the Board or as otherwise provided in an individual employment or service agreement. This discussion assumes that each RSU held by GFI's executive officers immediately before the consummation of the Offer will be accelerated in connection with the Offer and converted into Shares, and that the executive officers will be entitled to receive $5.25 per Share in respect of such Shares. As of September 30, 2014, Messrs. Gooch, Heffron, Peers, Levi and Cancro, the current executive officers of GFI, held 210,321, 856,104, 254,564, 379,058 and 29,502 RSUs, respectively. Based on the per Share price to be paid in the Offer of $5.25 per Share, the value of such RSUs for each of Messrs. Gooch, Heffron, Peers, Levi and Cancro was $1,104,185, $4,494,546, $1,336,461, $1,990,055 and $154,886, respectively.

Potential Severance Benefits Under Executive Officer Employment Agreements

        GFI is party to employment agreements with Messrs. Heffron, Peers and Levi pursuant to which the executive officers will be entitled to certain severance benefits upon a qualifying termination of employment (a termination without cause by the employer or for good reason by the executive, as those terms are defined in their respective agreements) following the consummation of the Offer where the Minimum Tender Condition has been met.

        Mr. Heffron.    Upon a qualifying termination of employment, Mr. Heffron would be entitled to (i) accrued but unpaid base salary and expenses with respect to the period prior to termination, (ii) any unpaid bonus for the prior year that has been declared earned, and (iii) a lump sum cash payment equal to (a) two times the sum of Mr. Heffron's annual base salary (three times his annual base salary in the event the termination occurs within one year following the consummation of the Offer where the Minimum Tender Condition has been met) plus (b) two times the average annual bonus earned during the two most recently completed fiscal years. Mr. Heffron is also entitled to payment for the cost of premiums for continued medical coverage for two years following termination. Finally, any unvested RSUs or stock options that are subject to vesting based solely on Mr. Heffron's continued employment will immediately vest and, if applicable, become exercisable and generally remain exercisable for three months following termination. Additional disclosure regarding the value of accelerated vesting of Mr. Heffron's unvested equity awards is included in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI" above and "Item 8. Additional Information—Information Regarding Golden Parachute Compensation" below. Assuming Mr. Heffron experienced a qualifying employment termination on September 30, 2014 and that the Offer had already been consummated without the Minimum Tender Condition having been waived, he would have been entitled to receive a cash payment of approximately $4,856,024, which is comprised of a lump sum payment of three times Mr. Heffron's annual base salary, plus two times the average annual bonus earned during the two most recently completed fiscal years. In addition, Mr. Heffron would also have been entitled to continuation of health coverage for two years, with an approximate value of $40,881 based on the cost of such benefits during 2014. Mr. Heffron's agreement requires that, during the term of his employment and for a period of 24 months following his termination, he abide by certain non-competition and employee/customer non-solicitation covenants. Mr. Heffron's agreement also provides that in the event any payments constitute parachute payments within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"), and will be subject to an excise tax under Section 4999 of the Code, Mr. Heffron's severance payments will be provided in full or to such lesser extent which would result in no portion being subject to such excise tax, whichever results in Mr. Heffron receiving the greatest amount of severance benefits on an after-tax basis.

        Mr. Peers.    If Mr. Peers is terminated without cause, he is entitled to receive continued salary payments for a period of up to six months, less any portion of such period in which he is not required to work, and an amount in lieu of discretionary bonus equal to (x) such bonus, if any, paid for the fiscal year immediately preceding the year in which employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of employment during the fiscal year in which employment is terminated and the denominator of which is 365. Assuming Mr. Peers' employment was terminated without cause on September 30, 2014, Mr. Peers would have been entitled to receive approximately $250,000 in base salary continuation (assuming he were required to work during the entire period) and approximately $430,025 in lieu of a discretionary bonus. Mr. Peers' agreement also provides him with the following severance benefits if he were to terminate his employment for good reason within six months following the consummation of the Offer where the Minimum Tender Condition has been met: a lump sum payment in an amount equal to twelve months base salary (with an approximate value of $500,000 assuming a termination on September 30, 2014); the cost of continued health and dental insurance coverage for six months or, if earlier, until he secures new employment (with an approximate value of $10,220 based on the cost of such benefits during 2014 and assuming a termination on September 30, 2014); all employee or incentive stock options granted to him which are outstanding and unvested on the date of termination of employment will become fully vested and such stock options will continue to be exercisable at any time within the one year period following the date of termination (Mr. Peers presently holds no such options); and an amount in lieu of discretionary bonus equal to (x) such bonus, if any, paid for the fiscal year immediately preceding the year in which such employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of employment during the fiscal year in which employment is terminated and the denominator of which is 365 (with an approximate value of $430,025 assuming a termination on September 30, 2014). Mr. Peers' agreement provides that the payment of severance benefits is conditioned upon the execution and non-revocation of a release of claims. Mr. Peers' agreement requires that, during the term of his employment and for a period of twelve months following his termination, he abide by certain non-competition, nondisclosure and employee/customer non-solicitation covenants, and that, during the term of his employment and for a period of nine months following his termination, he abide by certain non-competition covenants (subject to reduction by any number of weeks that Mr. Peers is placed on leave in advance of his termination).

        Mr. Levi.    Upon a qualifying termination of employment, Mr. Levi would be entitled to (i) accrued but unpaid base salary and expenses with respect to the period prior to termination, (ii) any unpaid bonus for the prior year that has been declared earned, and (iii) a lump sum cash payment equal to certain guaranteed compensation not yet paid if the incentive compensation goals applicable to other executive officers for the twelve month period that includes the date of termination are achieved. Mr. Levi is also entitled to payment of the cost of premiums for continued medical coverage for twelve months following termination. Finally, any unvested RSUs or stock options that are subject to vesting based solely on Mr. Levi's continued employment shall immediately vest and, if applicable, become exercisable and generally remain exercisable for three months following termination. Additional disclosure regarding the value of accelerated vesting of Mr. Levi's unvested equity awards is included in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI" above and "Item 8. Additional Information—Information Regarding Golden Parachute Compensation" below. Mr. Levi's agreement does not provide for any additional severance payments in the event his employment is terminated following the Offer. Assuming Mr. Levi experienced a qualifying termination on September 30, 2014, he would have been entitled to receive a cash payment of approximately $2,600,000, which represents the amount of guaranteed compensation that he had not yet received on that date. In addition, Mr. Levi would also have been entitled to continuation of health coverage for one year, with an approximate value of $59,205 based on the cost of such benefits during 2014. Mr. Levi's agreement provides that the payment of severance benefits is conditioned upon the execution and non-revocation of a release of claims. Mr. Levi's agreement requires that, during the term of his employment and for a period of twelve months following his termination, he abide by certain non-competition and employee/customer non-solicitation covenants.

Non-Employee Director Compensation

        For a description of the compensation earned by GFI's directors, reference is made to pages 34-35 of the 2014 Proxy Statement, which is filed as Exhibit (e)(3) to this Statement, incorporated herein by reference and qualifies the foregoing in its entirety.

Special Committee Compensation

        As compensation for services rendered in connection with serving on the Special Committee, Messrs. Fanzilli and Magee and Ms. Cassoni each received a fee of $75,000.

Resignation and Appointment of Executive Officers

        On June 4, 2014, Christopher Giancarlo provided notice to GFI of his intention to resign from his position as Executive Vice President in connection with his confirmation by the United States Senate to serve as a Commissioner of the Commodities Futures Trading Commission. The resignation became effective on June 10, 2014.

        On July 22, 2014, the Board appointed Thomas J. Cancro as GFI's principal accounting officer.

Indemnification of Directors and Officers

Indemnification Provisions under Delaware Law

        GFI is organized under the laws of Delaware. Pursuant to Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys' fees) actually and reasonably incurred by the person if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such officer or director, as applicable, against the expenses actually and reasonably incurred by such officer or director.

Indemnification Under GFI's Organizational Documents

        Consistent with Section 145 of the DGCL, the Bylaws provide that GFI shall indemnify and hold harmless to the fullest extent permitted by the DGCL against all expense, liability and loss reasonably incurred by any person made or threatened to be made a party to or is otherwise involved in any proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or a person of whom such person is the legal representative is or was a director or an officer of GFI or is or was serving at the request of GFI as a director, officer, employee or agent of any other corporation or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, except with respect to proceedings seeking to enforce rights to indemnification, in which case GFI shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding (or part of such proceeding) was authorized by the Board. The Bylaws also provide that GFI may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of GFI or another corporation or other enterprise against any expense, liability or loss, whether or not GFI would have the power to indemnify such person against such expense, liability or loss under the DGCL.

        In accordance with Section 102(b)(7) of the DGCL, the Charter provides that, to the fullest extent permitted by the DGCL, a director of the corporation shall not be personally liable to GFI or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to GFI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

CME Merger Agreement Provisions

        Under the CME Merger Agreement, from and after the effective time of the CME Merger, Merger Sub 2, as the surviving company, will indemnify and hold harmless, and provide advancement of expenses to, each present and former director and officer of GFI, and any person who becomes a director or officer of GFI between the date of the CME Merger Agreement and the closing of the CME Merger, for all acts and omissions occurring at or prior to the effective time of the CME Merger to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the CME Merger Agreement pursuant to GFI's constituent documents and indemnification agreements, if any, in existence on the date of the CME Merger Agreement with any indemnified persons. CME will cause the constituent documents of Merger Sub 1, as the surviving corporation, and Merger Sub 2, as the surviving company, to contain provisions with respect to indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the indemnified persons with respect to acts or omissions occurring at or prior to the effective time of the CME Merger than those in GFI's constituent documents (including the Charter and Bylaws). From and after the effective time of the CME Merger, CME will guarantee and stand surety for, and will cause Merger Sub 2 to honor, its indemnification and insurance obligations.

        The CME Merger Agreement further provides that, prior to the closing date of the CME Merger, GFI will, and if GFI is unable to, CME will, cause Merger Sub 2 as the surviving company as of or following the effective time of the CME Merger to obtain and fully pay for "tail" insurance policies with a claims period of at least six years from and after the effective time of the CME Merger with respect to directors' and officers' and employed lawyers' liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as GFI's existing policies with respect to matters existing or occurring at or prior to the effective time of the CME Merger, subject to certain limitation and premium thresholds.

Item 4.    The Solicitation or Recommendation.

Recommendations of the Special Committee and the Board

        After careful consideration, including a thorough review of the terms and conditions of the Offer with its independent financial advisor and outside legal counsel, the Special Committee, at a meeting held on November 3, 2014, unanimously recommended that the Board recommend that GFI stockholders reject the Offer and not tender their Shares pursuant to the Offer.

        After careful consideration of the unanimous determination and recommendation of the Special Committee, including its consultation with its independent financial advisor and outside legal counsel, and other factors considered by the Special Committee, the Board (with Messrs. Gooch and Heffron abstaining), at a meeting held on November 3, 2014, unanimously recommended that GFI stockholders reject the Offer and not tender their Shares pursuant to the Offer.

        The Special Committee and the Board believe that the Offer is highly conditional and that they are not currently in a position to determine if the conditions to the Offer, many of which vest a great deal of discretion in Purchaser, are capable of being, or will be, satisfied. The Special Committee and the Board believe that there is a much higher certainty of consummating the CME Merger, thereby increasing the likelihood that value will be delivered to GFI stockholders. Although the Special Committee and the Board recognize that the Offer, if consummated, may provide greater consideration to GFI stockholders than the CME Merger, for the reasons stated, the Special Committee and the Board believe that the CME Merger represents a more certain and thus better alternative for GFI stockholders.

        Accordingly, the Board recommends that you (i) REJECT the Offer and NOT TENDER your Shares pursuant to the Offer and (ii) vote "FOR" adoption of the CME Merger Agreement and each of the other proposals presented to GFI stockholders in the Proxy Statement/Prospectus. Please see "Item 4. The Solicitation or Recommendation—Reasons for Recommendations of the Special Committee and the Board" below for further detail.

        The Special Committee and the Board reserve the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Special Committee or the Board will be communicated to GFI stockholders as promptly as practicable in the event such a determination is reached.

        A copy of a press release relating to the recommendation to reject the Offer is filed as Exhibit (a)(2)(B) to this Statement and is incorporated herein by reference.

Background of the Offer

        The section entitled "GFI Merger—Background of the GFI Merger" starting on page 59 of the Proxy Statement/Prospectus is incorporated herein by reference.

        As the Proxy Statement/Prospectus relates to the CME Merger Agreement, the "GFI Merger—Background of the GFI Merger" contained in the Proxy Statement/Prospectus describes the background of the transaction with CME but also describes prior contacts with BGC before the public announcement of the CME Merger Agreement.

        On September 8, 2014, Shaun D. Lynn, President of BGC, sent a letter to the Board notifying the Board of BGC's plan to commence a tender offer for 100% of the outstanding Shares at $5.25 per Share in cash. The text of the letter (the "September 8, 2014 Letter"), was as follows:

September 8, 2014
Mr. Michael Gooch
Ms. Marisa Cassoni
Mr. Frank Fanzilli, Jr.
Mr. Colin Heffron
Mr. Richard Magee

c/o Christopher D'Antuono, General Counsel and Corporate Secretary
GFI Group Inc.
55 Water Street
New York, New York 10041

To the Board of Directors of GFI Group Inc. ("GFI"):

        As you know, BGC Partners, Inc. ("BGC") has over the course of several years repeatedly expressed an interest in acquiring GFI, and on July 29, 2014 delivered a letter to Messrs. Michael Gooch and Colin Heffron detailing its interest in acquiring 100% of GFI. We had expected to engage in a discussion, and therefore we were surprised to read the press release announcing your agreement with CME Group Inc. ("CME"). Your agreement provides for a two-step transaction in which CME will acquire all of the outstanding shares of GFI in exchange for $4.55 per share in CME Group Class A Common Stock, and immediately sell GFI's wholesale brokerage and clearing businesses (including net cash, cash equivalents and clearing deposits of $191 million) to a private consortium of GFI's management, including Messrs. Gooch and Heffron, for $165 million in cash and the assumption, at closing, of certain unvested deferred compensation and other liabilities.

        BGC owns approximately 13.5% of GFI's common stock. We believe that GFI's customers and brokers would benefit from GFI being part of a larger, better capitalized and more diversified company. We are confident that a combination of GFI and BGC will produce increased productivity per broker, meaningful synergies and significant cost savings. We therefore continue to seek a negotiated merger with GFI that would provide superior value to your shareholders, and we are prepared to begin such negotiations immediately. However, given your lack of response to our offers, and our belief that the pending transaction deprives GFI shareholders of the opportunity to realize appropriate value, particularly given the significant discount agreed to with respect to the purchase of the brokerage and clearing business, we intend to make an offer directly to the GFI shareholders.

        Our plan is to commence a cash tender offer to purchase 100% of the outstanding shares of common stock of GFI at $5.25 per share in cash, representing a premium of (i) more than 68% to the price of GFI's common stock on July 29, 2014, the day before announcement of the transaction with CME, and (ii) more than 15% to the price offered by CME. Our tender offer will be conditioned on the tender of a sufficient number of shares of common stock of GFI such that, when added with the GFI common stock that we own, we would own a majority of the outstanding GFI common stock, on a fully diluted basis. The tender offer will not be subject to any financing contingency. Nor will the offer be subject to the negotiation or execution of any merger agreement or other agreement with GFI or CME.

        This all-cash offer will provide the GFI shareholders with immediate, certain and compelling value, without material contingencies.

        We believe that there should not be any obstacles to completing our tender offer expeditiously. Our antitrust advisors at Wachtell, Lipton, Rosen & Katz have conducted an analysis of the competitive landscape and, based on their extensive experience and knowledge of the industry, have independently determined that there are no material regulatory obstacles to completing the transaction.

        Without material contingencies and at a significant all-cash premium to the pending transaction, we believe that our offer constitutes a superior proposal to the pending transaction, and that your shareholders will find our offer extremely compelling.

        By approving the merger agreement with CME, you, GFI's board of directors, have determined to sell the company for $4.55 per share. Therefore, any action that you take, or allow the company or its management to take, to impair the ability of your shareholders to accept our $5.25 per share offer (such as the adoption of a poison pill), or that would negatively affect the value of the company (including actions outside of the ordinary course of business or inconsistent with past practice), either prior to, or after we commence our offer would be a clear breach of the board's fiduciary duties. We will consider any and all options available to us to halt, block or otherwise limit any such inappropriate actions. Our proposal is clearly superior to the existing transaction involving CME and GFI's management, a transaction that we believe reflects deep conflicts of interest.

        We are prepared to make the offer to the GFI shareholders, but we continue to be willing to negotiate directly with GFI, Messrs. Gooch and Heffron and CME regarding a consensual transaction among the parties. We are open to discussing and addressing social issues such as senior management team composition and other concerns that you may have. We are available to commence such discussions immediately and hope that you accept our invitation to do so.

Sincerely,

/s/ SHAUN D. LYNN Shaun D. Lynn President BGC Partners, Inc. 499 Park Avenue New York, NY 10022

        The text of the letter, dated as of July 29, 2014, referenced in the September 8, 2014 Letter, was as follows:

July 29, 2014

Michael Gooch
 Executive Chairman

and

Colin Heffron
 Chief Executive Officer
GFI Group Inc.
55 Water Street
New York, New York 10041

Dear Mickey and Colin:

I have always had tremendous respect for you both, your company and the success of your business. It is this respect that leads us to propose discussions concerning our interest in acquiring GFI Group, Inc. ("GFI") by means of an acquisition of all or substantially all of GFI's assets or an acquisition of 100% of GFI's outstanding shares (the "Transaction").

We believe that GFI and BGC Partners, Inc. ("BGC") are an excellent fit together, and that the combination of our businesses is compelling from both an operating synergy and growth perspective. The combined company would offer a larger platform from which we can together grow our wholesale brokerage and electronic trading businesses, and our experience and strong track record of success with electronic trading and financial services technology provides a compelling rationale for a Transaction.

Based on publicly available information and our knowledge of GFI, we are confident we can offer a price per share substantially in excess of GFI's current trading price, in cash, stock or some combination thereof.

Because we believe we can offer a price per share at a substantial premium to current trading prices, representing an immediate, certain and compelling value to GFI's shareholders, we hope you will share our proposal with your Board of Directors and meet with us to discuss a possible acquisition of GFI by BGC in more detail. If you would like, we would welcome the opportunity to discuss a potential Transaction with you prior to or contemporaneously with your discussions regarding this letter with your Board of Directors. (We would also be willing to discuss an acquisition involving solely the stock or assets of Trayport.)

It is our preference to work together with you both and the GFI Board of Directors to reach a mutually agreeable Transaction. We strongly prefer to conduct our negotiations with you privately and in an expeditious manner. We ask that BGC's interest in GFI and the existence and contents of this letter be kept confidential and not disclosed without our prior written consent.

        I hope that each of you and the GFI Board of Directors will recognize the outstanding opportunity presented by an acquisition of GFI by BGC. We look forward to discussing a possible transaction with you.

Sincerely,

/s/ SHAUN D. LYNN Shaun D. Lynn President BGC Partners, Inc. slynn@bgcpartners.com +44 207 894 8727

        On September 9, 2014, BGC publicly announced its plan to commence a tender offer for 100% of the outstanding Shares at $5.25 per Share in cash (the "BGC Proposal").

        On September 11, 2014, the Special Committee met with representatives of White & Case LLP ("White & Case"), its outside legal counsel, and Greenhill & Co., LLC ("Greenhill"), its independent financial advisor, to review the BGC Proposal. At the meeting, the members of the Special Committee, in consultation with representatives of White & Case and Greenhill, reviewed the BGC Proposal to assess how best to continue maximizing value for GFI stockholders and comply with the Special Committee's and GFI's obligations under the CME Merger Agreement. The Special Committee unanimously determined that the BGC Proposal could reasonably be expected to lead to a "Superior Proposal" (as defined in the CME Merger Agreement). Following the meeting of the Special Committee, the Board met (with Mr. Gooch abstaining and Mr. Heffron not present) and, upon the unanimous recommendation of the Special Committee, which was determined in good faith after consultation with outside legal counsel and independent financial advisor, the Board determined that the BGC Proposal could reasonably be expected to lead to a Superior Proposal. The Board was required to make this determination because, under the terms of the CME Merger Agreement, the Board must first determine in good faith that the BGC Proposal could reasonably be expected to lead to a Superior Proposal before GFI is permitted to participate in any discussions or negotiations with BGC or its representatives regarding the BGC Proposal or, subject to the execution of a confidentiality agreement, furnish information regarding GFI or any of its subsidiaries to BGC or its representatives. On September 15, 2014, GFI issued a press release indicating the same.

        Following the announcement of the BGC Proposal, representatives of IDB Buyer approached the Special Committee to request that it waive any potential conflicts associated with Jefferies, GFI's financial advisor, assisting IDB Buyer in evaluating its options in response to the BGC Proposal. After consulting with representatives of White & Case and Greenhill, at a meeting held on September 17, 2014, the Special Committee agreed to waive any potential conflicts associated with Jefferies assisting IDB Buyer in such respect because the Special Committee believed such assistance would be in the best interests of GFI stockholders.

        From September 15, 2014, the Special Committee and representatives of White & Case negotiated with BGC and its legal advisor, Wachtell, Lipton, Rosen & Katz LLP ("Wachtell"), with respect to the terms of a confidentiality agreement with BGC, which is a prerequisite under the CME Merger Agreement to furnishing information regarding GFI and its subsidiaries to BGC. BGC has not executed any such confidentiality agreement.

        On September 26, 2014, representatives of BGC, Wachtell and Cantor Fitzgerald L.P., BGC's financial advisor, met by teleconference with representatives of White & Case and Greenhill to discuss the BGC Proposal.

        On October 21, 2014, Shaun D. Lynn, President of BGC, sent a letter to the Board notifying the Board of BGC's plan to commence the Offer. The text of the letter was as follows:

October 21, 2014

Mr. Michael Gooch
Ms. Marisa Cassoni
Mr. Frank Fanzilli, Jr.
Mr. Colin Heffron
Mr. Richard Magee

c/o Christopher D'Antuono, General Counsel and Corporate Secretary
GFI Group Inc.
55 Water Street
New York, New York 10041

To the Board of Directors of GFI Group Inc. ("GFI"):

Following our letter of September 8, 2014 in which we stated our intent to commence a $5.25 per share all-cash tender offer to acquire all the outstanding shares of GFI common stock that we do not already own, BGC Partners, Inc.("BGC") has made good-faith attempts to privately negotiate a confidentiality agreement with you in anticipation of negotiating an agreement to acquire GFI. We were only seeking information regarding the Trayport and FENICS businesses, and not the brokerage businesses, and had offered to execute a non-solicitation and non-hire provision regarding these Trayport and FENICS employees. Regrettably, we have been met with unreasonable demands and delay tactics in our efforts to establish even this agreement with GFI. This has precluded us from gaining the information we were seeking and prevented any serious discussions of a potential negotiated transaction. Accordingly, BGC plans to make its offer directly to GFI shareholders via a tender offer to commence tomorrow.

We believe the existing agreement involving CME Group ("CME"), GFI and affiliates of GFI management, which would enable GFI management to purchase the brokerage business from CME at a discount, reflects deep conflicts of interest and would deprive GFI shareholders of the value of their investment. Furthermore, BGC's $5.25 per share all-cash offer delivers far greater value than your agreement with CME for $4.55 per share in CME stock and represents a premium of (i) more than 68% to the price of GFI's common stock on July 29, 2014, the day before announcement of the transaction with CME, and (ii) more than 15% to the price offered by CME. Our all-cash offer will provide GFI shareholders with immediate, certain and compelling value, without material contingencies or significant execution risk. It will not be subject to a financing condition.

As an owner of 13.5% of GFI's common stock, we continue to believe that GFI's customers and brokers would benefit from GFI being part of a larger, better capitalized and more diversified company. We are confident that a combination of GFI and BGC will produce increased productivity per broker and meaningful synergies.

Our offer is clearly superior to the transaction involving CME and GFI's management. We had hoped that GFI's press release dated September 15 announcing the determination of the GFI Special Committee and Board that our offer "could reasonably be expected to lead to a 'Superior Proposal"' represented a serious willingness to engage in discussions with us to reach a negotiated transaction free of any conflicts of interest. Given that expectation, we are disappointed that our various proposals regarding the terms of the confidentiality agreement covering the Trayport and FENICS information have been unacceptable to GFI and the management team, who have thwarted any merger negotiations. In light of your rejection of the terms of our proposed confidentiality agreement covering the Trayport and FENICS information, we have reached an impasse. Accordingly, we are now commencing our all-cash tender offer, which permits GFI shareholders to make their own decisions regarding their ownership of GFI. The tender offer is not subject to any financing condition and is also not conditioned on the termination of GFI's merger agreement with CME or the support agreement executed by certain affiliates of GFI management.

We remain open to seeking a negotiated transaction with GFI and the CME and we are also open to conversations with GFI management regarding matters related to such agreement. However, in the interests of all shareholders, we will not delay commencing our tender offer any further.

We continue to believe that we will be able to complete our tender offer expeditiously and that the GFI shareholders will recognize the superiority of our offer over the CME Merger Agreement and we encourage them to tender their shares.

Sincerely,

/s/ SHAUN D. LYNN Shaun D. Lynn President BGC Partners, Inc. 499 Park Avenue New York, NY 10022

        On October 22, 2014, BGC and Purchaser filed the Schedule TO. Later in the afternoon of October 22, 2014, the Special Committee held a meeting to discuss and review the Offer as compared to the CME Merger.

        On October 23, 2014, representatives of White & Case held a telephonic meeting with representatives of Wachtell to discuss the terms of the Offer and BGC's status in obtaining required regulatory approvals in connection with the Offer.

        On October 27, 2014, the Special Committee held a meeting with representatives of White & Case, Greenhill and Richards, Layton & Finger ("RLF"), Delaware counsel to the Special Committee. The Special Committee received updates from representatives of White & Case regarding their prior discussion with representatives of Wachtell concerning the Offer. The Special Committee and representatives of White & Case discussed the conditions to the Offer, as well as the potential implications of the Special Committee's recommendation with respect to the Offer, including the potential implications on the CME Merger Agreement. Representatives of Greenhill gave a presentation to the Special Committee regarding the Offer, including a comparison, from a financial point of view, of the consideration to be paid in the Offer and the consideration to be paid in the CME Merger, and the terms of BGC's committed financing for the Offer.

        On October 29, 2014, the Special Committee, together with representatives of White & Case, Greenhill and RLF, met to further discuss the terms and conditions of the Offer, including the Regulatory Condition, the Board Condition and the Impairment Condition.

        On October 31, 2014, the Special Committee further discussed the terms and conditions of the Offer with representatives of White & Case, Greenhill and RLF.

        On November 3, the Special Committee held a meeting to review the Offer. At the meeting, the Special Committee, in consultation with representatives of White & Case, Greenhill and RLF, reviewed the Offer and the objective of maximizing value for GFI stockholders while complying with the Special Committee's fiduciary duties under applicable law and GFI's obligations under the CME Merger Agreement. Following these discussions and further consultation with its advisors, the Special Committee unanimously recommended that the Board recommend that GFI stockholders reject the Offer and not tender their Shares pursuant to the Offer, and reaffirmed its recommendation in support of the CME Merger Agreement.

        Immediately following the Special Committee meeting, the Board met with the Special Committee and the Special Committee's legal and financial advisors to review the Offer and decide upon next steps. The Special Committee delivered its unanimous recommendation to the Board with respect to the Offer. After careful consideration of the unanimous determination and recommendation of the Special Committee, the Board (with Messrs. Gooch and Heffron abstaining) unanimously recommended that GFI stockholders reject the Offer and not tender their Shares pursuant to the Offer, and reaffirmed its recommendation in support of the CME Merger Agreement.

        The considerations taken into account by the Special Committee and the Board are discussed in "Item 4. The Solicitation or Recommendation—Reasons for Recommendations of the Special Committee and the Board."

        As of the date of the filing of this Statement, discussions regarding the terms and conditions of the Offer are ongoing between the Special Committee's advisors and BGC's advisors. There is no assurance that these discussions will continue or will result in revised terms and/or conditions of the Offer that would cause the Special Committee to change its recommendation regarding the Offer.

Reasons for Recommendations of the Special Committee and the Board

        After careful consideration, including a thorough review of the terms and conditions of the Offer with its independent financial advisor and outside legal counsel, the Special Committee, at a meeting held on November 3, 2014, unanimously recommended that the Board recommend that GFI stockholders reject the Offer and not tender their Shares pursuant to the Offer.

        After careful consideration of the unanimous determination and recommendation of the Special Committee, including its consultation with its independent financial advisor and outside legal counsel, and other factors considered by the Special Committee, the Board (with Messrs. Gooch and Heffron abstaining), at a meeting held on November 3, 2014, unanimously recommended that GFI stockholders reject the Offer and not tender their Shares pursuant to the Offer.

        In reaching their respective determinations to recommend that GFI stockholders reject the Offer, the Special Committee, in consultation with its independent financial advisor and outside legal counsel, and the Board each considered numerous factors, including, but not limited to, the following:

The Offer is highly conditional and places GFI and its stockholders at substantial risk that it will never be consummated.

        As described in "Item 2. Identity and Background of Filing Person—Tender Offer" above and in Annex A attached hereto, the Offer is subject to numerous conditions, including, among others, the following conditions: (1) the Minimum Tender Condition, (2) the Regulatory Condition, (3) the Board Condition and (4) the Impairment Condition. In addition to the foregoing, Purchaser need not consummate the Offer if any of the following conditions, among others, exists (even if subsequently cured, and regardless of whether BGC or Purchaser causes or contributes to such conditions):

  •
  any threatened or pending litigation that, in Purchaser's reasonable judgment, has or may have material adverse significance with respect to the value of GFI;

  •
  any law or regulation that may delay, enjoin or award material damages in connection with the Offer;

  •
  any change in GFI's business since December 31, 2013 that, in Purchaser's reasonable judgment, is or may be materially adverse to GFI, or Purchaser becoming aware of any facts or material contractual right or obligation of GFI that, in Purchaser's reasonable judgment, have or may have material adverse significance with respect to the value of GFI;

  •
  changes in market conditions that, in Purchaser's reasonable judgment, could have a material adverse effect on GFI, as well as acts of war, armed hostilities or terrorist events (whether or not material or significant) and any event that, in Purchaser's reasonable judgment, may adversely affect the extension of credit by banks or other financial institutions (whether or not material or significant)

  •
  the announcement of any competing bid or acquisition by any person of more than 5% of GFI's equity securities, any increase in ownership by 1% or more by an existing GFI stockholder with beneficial ownership of 5% or more of GFI's equity securities, or the filing by any other person of an application under the HSR Act reflecting an intent to acquire GFI or its assets or securities; and

  •
  Purchaser becoming aware that any material contractual rights of GFI or any of its subsidiaries has been adversely affected or any term or condition in any agreement of GFI or any of its subsidiaries, in Purchaser's reasonable judgment, has or may have material adverse significance with respect to the value of GFI.

        The Special Committee and the Board believe that these conditions to Purchaser's obligation to consummate the Offer, many of which vest a great deal of discretion in Purchaser, create significant risks as to whether the Offer can be completed and the timing for completion. More specifically, many of the conditions to the Offer are broad and are subject to Purchaser's sole discretion, and some conditions are not qualified by any materiality standard, making it easy for Purchaser to claim that a condition is not satisfied, regardless of its significance to the overall condition to the Offer, and thereby decline to close the Offer. In addition, the Schedule TO provides that the conditions to the Offer are for the sole benefit of BGC, Purchaser and their affiliates and may be asserted by Purchaser in its sole discretion regardless of the circumstances (including any action or omission by BGC or Purchaser) giving rise to such conditions. The effect of the foregoing is that GFI stockholders cannot be assured that Purchaser will consummate the Offer. Uncertainty as to the likelihood of consummation of the Offer is of particular concern because if the CME Merger Agreement was terminated and the Offer was not consummated, it is possible that neither CME nor any other third party would be interested in acquiring GFI (in which case the trading prices of the Shares on the NYSE could return to levels before the announcement of the CME Transaction or lower) or, if interested, would be willing to pay consideration that is equivalent to or greater than the consideration GFI stockholders would receive in the CME Merger.

Certain conditions to the Offer may not be capable of being, or are unlikely to be, satisfied.

        The Minimum Tender Condition will be difficult to satisfy because Shares constituting approximately 37.8% of the total issued and outstanding Shares as of September 30, 2014 are subject to the Support Agreement and therefore not capable of being tendered in the Offer unless the Support Agreement is terminated. Consequently, approximately 84.3% of the remaining Shares would have to be validly tendered and not withdrawn in order for such Shares, together with the Shares owned by Purchaser and its subsidiaries, to represent at least a majority of all outstanding Shares on a fully diluted basis, and thereby satisfy this condition.

        The Impairment Condition is drafted in extremely broad and general terms and, according to the terms of the Offer, Purchaser has the sole discretion to decide whether this condition has been met. Accordingly, even assuming that the numerous other conditions to the Offer could be satisfied, this condition creates uncertainty regarding whether Purchaser would consummate the Offer given that any number of otherwise insignificant events or circumstances could be deemed by Purchaser to impair Purchaser's ability to acquire the Shares or to otherwise diminish the expected value to BGC of the acquisition of GFI, and thereby cause the condition not to be satisfied.

Purchaser has not made any commitment to extend the Offer long enough to permit the Regulatory Condition to be satisfied.

        Purchaser is obligated to consummate the Offer so long as the Offer is outstanding. But once the Offer expires on November 19, 2014, and if any condition to the Offer has not been satisfied,

Purchaser is free to terminate the Offer and not purchase any Shares. Even though Purchaser is likely aware that it will take several months for the Regulatory Condition to be satisfied, there is no commitment by Purchaser to extend and keep open the Offer until the Regulatory Condition has been satisfied. Even if Purchaser continuously extends the Offer until the Regulatory Condition has been satisfied, Purchaser may adversely modify the terms of its Offer, including the price, in connection with any of these extensions of the Offer. On the other hand, CME is bound by the CME Merger Agreement and cannot terminate the CME Merger Agreement except under specified circumstances negotiated with GFI as set forth in the CME Merger Agreement.

The CME Merger will allow GFI stockholders to realize potential long-term value.

        The consideration in the CME Merger Agreement will consist wholly of shares of CME Class A Common Stock payable in a tax-free reorganization. Therefore, the CME Merger offers GFI stockholders the opportunity to participate in the long-term appreciation in the value of the combined company, while no similar opportunity is afforded by the Offer. The consideration in the CME Merger is based on a fixed-value exchange ratio, subject only to the condition that the aggregate number of shares of CME Class A Common Stock issuable in transactions contemplated by the CME Merger Agreement and the JPI Merger Agreement does not exceed 19.9% of the number of shares of CME Class A Common Stock outstanding on July 29, 2014.

Other factors.

        In addition to the factors set forth above, in reaching their respective determinations to recommend that GFI stockholders reject the Offer, the Special Committee and the Board considered various factors that weighed positively in favor of the CME Merger Agreement and the transactions contemplated by the CME Merger Agreement, including, among others:

  •
  the belief of the Special Committee and the Board that the CME Merger had a greater certainty of consummation, based on a variety of factors, including the highly conditional nature of the Offer, the probability that the conditions to completion of the CME Merger would be satisfied prior to the end date specified in the CME Merger Agreement, and the course of past dealing with BGC;

  •
  the difficulty encountered by GFI in attempting to negotiate a confidentiality agreement with BGC; BGC's unwillingness to agree to a confidentiality agreement containing restrictions on its ability to solicit employees of GFI's inter-dealer broker business while in possession of confidential information concerning GFI;

  •
  the historical and current trading prices of GFI common stock and CME Class A Common Stock;

  •
  the fact that the CME Merger is subject to the approval of GFI stockholders representing two-thirds of the Shares voted at the Special Meeting, including the approval of the holders of a majority of the outstanding Shares other than the Shares owned by (a) the Supporting Stockholders, (b) the other stockholders of JPI and New JPI, (c) the officers and directors of GFI or (d) any other person having any equity rights in, or any right to acquire any equity rights in (x) JPI, New JPI or any of their respective affiliates (other than GFI) or subsidiaries or (y) IDB Buyer or any of its affiliates (other than GFI) or subsidiaries, who will be free to approve or reject the CME Merger, while not being subject to the conditionality and execution risk of any required approval by CME stockholders;

  •
  the fact that the financial and other terms and conditions of the CME Merger Agreement were the product of arm's-length negotiations between the parties and provide reasonable assurances that the CME Merger would ultimately be consummated on a timely basis;

  •
  the absence of any limitation in the CME Merger Agreement on the right of GFI to obtain an order of specific performance to force CME to comply with its obligation to consummate the

    CME Merger once the closing conditions are satisfied and the absence from the CME Merger Agreement of a reverse termination fee structure or other cap on damages in the event that CME breaches its obligation to consummate the CME Merger;

  •
  the fact that the terms of the CME Merger Agreement would not preclude or otherwise limit any third party with financial capability and strategic interest, including BGC, from pursuing a potential superior proposal with GFI; and

  •
  the fact that, in the event of a change in the Board's recommendation for the CME Merger, CME would be entitled to terminate the CME Merger Agreement.

        The Special Committee and the Board also considered a number of potentially countervailing factors and risks, including, without limitation:

  •
  the possibility that the Offer, if consummated, may provide greater consideration to GFI stockholders than the CME Merger;

  •
  the fact that the Offer, if consummated, would provide GFI stockholders with certainty of value and liquidity;

  •
  the fact that the Offer is being made to any and all holders of Shares so all GFI stockholders, in their capacity as such, have the opportunity to accept the Offer;

  •
  the fact that the consummation of the Offer is not conditioned on BGC or Purchaser obtaining financing, or on the termination of the CME Merger Agreement or the Support Agreement or the Shares subject to the Support Agreement being tendered in the Offer;

  •
  the possibility that, despite the efforts of GFI and CME, and even if the CME Merger is approved by GFI stockholders, the CME Merger may not be completed or may be delayed;

  •
  the risk that, if GFI stockholders do not adopt the CME Merger Agreement at the Special Meeting, GFI will have to reimburse CME for its out-of-pocket expenses not to exceed $5,755,177;

  •
  the fact that some of GFI's directors and executive officers have other interests in the CME Merger that are in addition to their interests as GFI stockholders, as described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" above and in the section entitled "Interests of GFI Directors and Executive Officers in the GFI Merger" of the Proxy Statement/Prospectus; and

  •
  various other risks associated with the CME Merger and the business of GFI, CME and the combined company described in the section entitled "Risk Factors" of the Proxy Statement/Prospectus.

        The Special Committee and the Board each determined that overall these potential countervailing factors and risks associated with the Offer were outweighed by the other factors and risks considered by the Special Committee and the Board that weighed negatively against the Offer as described above, as well as the benefits that the Special Committee and the Board expect to achieve for GFI stockholders as a result of the CME Merger. The Special Committee and the Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

        The foregoing discussion of the material factors considered by the Special Committee and the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with their evaluation of the Offer, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching their recommendations. In addition, individual members of the Special Committee and the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

        Accordingly, based on the foregoing reasons, the Board recommends that you (i) REJECT the Offer and NOT TENDER your Shares pursuant to the Offer and (ii) vote "FOR" adoption of the CME Merger Agreement and each of the other proposals presented to GFI stockholders in the Proxy Statement/Prospectus.

Intent to Tender

        To the knowledge of GFI after making reasonable inquiry, none of GFI's directors or executive officers or any affiliate or subsidiary of GFI currently intends to tender in the Offer or sell any Shares that such person or entity holds of record or beneficially owns.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

Persons Retained to Make Solicitations or Recommendations in Connection with the Offer

        Greenhill has been retained as a financial advisor to the Special Committee in connection with, among other things, the Special Committee's analysis and consideration of, and response to, the Offer. GFI has agreed to pay Greenhill $4,250,000 for its services, $2,750,000 of which is contingent on the consummation of the CME Merger, the Offer or certain other transactions. In addition, GFI has agreed to indemnify Greenhill for certain liabilities arising out of its engagement.

        GFI has engaged MacKenzie Partners, Inc. ("MacKenzie") to provide consulting, analytic, information agent and proxy solicitor services in connection with the Offer and the Special Meeting. GFI has agreed to pay customary compensation for such services. In addition, GFI has agreed to reimburse MacKenzie for certain out-of-pocket fees and expenses and to indemnify MacKenzie against certain losses, claims, damages, liabilities or expenses.

        The Board has approved a compensation fee of $75,000 for each member of the Special Committee. Compensation of the Special Committee members was not and is not contingent on the Special Committee approving or recommending the Offer or any other strategic alternative or the consummation of the Offer or any other strategic alternative.

        Except as described above, neither GFI nor any person acting on its behalf has employed, retained or agreed to compensate, or intends to employ, retain or agree to compensate, any person to make solicitations or recommendations in connection with the Offer.

Item 6.    Interest in Securities of the Subject Company.

        Except for scheduled vesting of outstanding RSUs, during the past 60 days, no transaction with respect to the Shares has been effected by GFI or, to GFI's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction, Plans or Proposals.

        A description of the CME Merger Agreement is set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreement—The CME Merger" above.

        For the reasons discussed in "Item 4. The Solicitation or Recommendation—Reasons for Recommendations of the Special Committee and the Board" above, the Board (upon recommendation of the Special Committee) reaffirmed its recommendation of, and declaration of advisability with respect to, the CME Merger, concluded that the Offer pursuant to the terms and subject to the conditions described in the Schedule TO is not in the best interests of GFI, and recommended that GFI stockholders reject the Offer and not tender their Shares pursuant to the Offer.

        As described in "Item 4. The Solicitation or Recommendation—Background of the Offer," the discussions regarding the terms and conditions of the Offer are ongoing between the Special Committee's advisors and BGC's advisors. There is no assurance that the discussions will continue or will result in revised terms and/or conditions of the Offer that would cause the Special Committee to change its recommendation regarding the Offer. The Special Committee currently does not plan to disclose the results of these discussions unless and until required under applicable law.

        Except as described above or otherwise set forth in this Statement (including in the exhibits and annexes attached to this Statement) or as incorporated in this Statement by reference, GFI is not now undertaking or engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of GFI's securities by GFI, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving GFI or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of GFI or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of GFI.

        Notwithstanding the foregoing, GFI may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that GFI may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

        Except as described above or otherwise set forth in this Statement (including in the exhibits and annexes attached to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of GFI's securities by GFI, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving GFI or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of GFI or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of GFI.

Item 8.    Additional Information.

Information Regarding Golden Parachute Compensation

        The following table sets forth amounts that those individuals who were listed in the "Summary Compensation Table" incorporated into GFI's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, or GFI's "named executive officers," may become entitled to pursuant to the terms of their employment arrangements. These amounts have been calculated assuming the Offer was consummated on September 30, 2014 without the Minimum Tender Condition having been waived, and assuming each named executive officer experiences a qualifying termination of employment as of that date (in the case of Mr. Peers, a termination for good reason). Calculations of cash severance are based on the named executive officer's current base salary. Further information about the compensation disclosed in the table below is set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI" and "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Potential Severance Benefits Under Executive Officer Employment Agreements" above. The amounts indicated below are estimates of amounts that would be payable to the named executive officers and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this Statement. Some of the assumptions are based on information not currently available and as a result the actual amounts, if any, received by a named executive officer may differ in material respects from the amounts set forth below.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Pension/NQDC	Perquisites/ Benefits(3)	Tax Reimbursement	Other	Total
Michael Gooch	—	$1,104,185	—	—	—	—	$1,104,185
Colin Heffron	$4,856,024	$4,494,546	—	$40,881	—	—	$9,391,451
James Peers	$930,025	$1,336,461	—	$10,220	—	—	$2,276,706
Ronald Levi	—	$1,990,055	—	—	—	—	$1,990,055
J. Christopher Giancarlo(4)	—	—	—	—	—	—	—

(1)
Represents the value of lump-sum severance payments (payable, in the case of Mr. Heffron, if he terminates within one year following the consummation of the Offer where the Minimum Tender Condition has been met and, in the case of Mr. Peers, within six months following the consummation of the Offer where the Minimum Tender Condition has been met). The amounts shown for Messrs. Heffron and Peers include amounts that would be payable upon a termination of employment without regard to the consummation of the Offer, and Mr. Levi is entitled to cash severance that is not enhanced by reason of the Offer, in each case, as more fully described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Potential Severance Benefits Under Executive Officer Employment Agreements" above. The severance payments are subject to compliance with certain non-competition and non-solicitation covenants and a release of claims.

(2)
Represents the value of RSUs whose vesting would be accelerated upon termination of employment. The value shown is based on a per Share value of $5.25. As discussed elsewhere in this Statement, this disclosure assumes that, in connection with the consummation of the Offer, vesting of unvested RSUs held by each named executive officer will be accelerated and that the named executive officers will receive the same $5.25 per Share consideration being offered to all other GFI stockholders in connection with the Offer.

(3)
Represents the value of continued medical insurance coverage costs payable upon a qualifying termination of employment determined based on the cost of such benefits during 2014. The continuation period is two years for Mr. Heffron and six months for Mr. Peers.

(4)
Mr. Giancarlo's employment with GFI terminated in June 2014. He is not entitled to any compensation or benefits that are based on or otherwise relate to the Offer.

Delaware Takeover Statute

        In general, Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless, among other things, prior to such time the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. The provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 of the DGCL. GFI has elected not to be governed by Section 203.

Other State Takeover Laws

        A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In the event it is asserted that one or more state takeover laws is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities or holders of Shares. According to the Schedule TO, in such case, Purchaser may not be obligated to accept for payment any Shares tendered. Please see Annex A attached hereto for more information regarding conditions to the Offer.

Applicable U.S. Federal Law

        Any merger or other similar business combination involving GFI would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for GFI stockholders to receive cash for their Shares in an amount at least equal to the amount such stockholders who tender their Shares for purchase in the Offer will receive, Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning GFI and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

United States Antitrust Clearance

        Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), transactions that meet certain monetary thresholds must be reported to the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division"), and may not be consummated until the applicable statutory waiting period has expired or terminated.

        According to the Schedule TO, BGC originally filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 15, 2014. The original Notification and Report Form was withdrawn on September 30, 2014 and resubmitted on October 2, 2014. On October 17, 2014, the FTC granted early termination of the waiting period applicable to the purchase of Shares pursuant to the Offer under the HSR Act.

        The Antitrust Division and the FTC routinely assess the potential competitive effects of transactions reported under the HSR Act such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the purchase of Shares pursuant to the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of assets of GFI, Purchaser, BGC or their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or that, if such a challenge is made, as to the result thereof.

        If the FTC, the Antitrust Division, a state attorney general, or a private party obtains an order enjoining the purchase of Shares, then Purchaser will not be obligated to proceed with the Offer or the purchase of any Shares not previously purchased pursuant to the Offer. Additionally, Purchaser may terminate or amend the Offer if, among other things, any action, injunction, order or decree is deemed applicable to the Offer, the acceptance for payment of or payment for the Shares that seeks to restrain or prohibit the exercise of Purchaser's full rights of ownership or operation by Purchaser or any of its subsidiaries or affiliates of all or any portion of Purchaser's business or assets or those of GFI or any of Purchaser's or GFI's respective subsidiaries or affiliates. Please see Annex A attached hereto for more information regarding conditions to the Offer.

Foreign Antitrust Considerations

        According to the Schedule TO, the consummation of the Offer may be subject to antitrust filings in foreign countries. Competition authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of GFI or its subsidiaries or BGC and its subsidiaries. There can be no assurance that Purchaser and BGC will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

        If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, Purchaser will not be obligated to accept for payment or pay for any tendered Shares, and may terminate or amend the Offer. Please see Annex A attached hereto for more information regarding conditions to the Offer.

Regulatory Matters in Connection with the CME Merger

        For a description of regulatory clearances required for the CME Merger pursuant to the CME Merger Agreement, reference is made to Annex F hereto, which contains certain disclosure from the Proxy Statement/Prospectus. Annex F is incorporated herein by reference and qualifies the foregoing in its entirety. This summary does not purport to be complete and is qualified in its entirety by reference to the CME Merger Agreement, which is filed as Exhibit (e)(16) to this Statement and is hereby incorporated herein by reference.

Appraisal Rights

        Appraisal rights are not available in the Offer. However, if a merger of GFI is consummated in which stockholders receive cash consideration for their Shares, holders of Shares at the effective time of the merger who do not vote in favor of, or consent to, the merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares (the "Dissenting Shares"). Under Section 262 of the DGCL, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of such merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Any judicial determination of the fair value of Dissenting Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer.

Delaware Law

        Purchaser would be a controlling stockholder if the holders of at least a majority of the Shares accept the Offer and their Shares are purchased by Purchaser pursuant to the Offer. A second-step merger involving GFI, if any, would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Litigation

        Following the announcement of the CME Merger, nine putative class action complaints challenging the CME Merger were filed on behalf of purported GFI stockholders (one of which also purports to be brought derivatively on behalf of GFI), two in the Supreme Court of the State of New York, County of New York, six in the Court of Chancery of the State of Delaware and one in the United States District Court for the Southern District of New York. The complaints are captioned Coyne v. GFI Group Inc., et al., Index No. 652704/2014 (N.Y. Sup. Ct.), Suprina v. GFI Group, Inc., et al., Index No. 652668/2014 (N.Y. Sup. Ct.), Brown v. GFI Group Inc., et al., Civil Action No. 10082 VCL (Del. Ch.), Hughes v. CME Group, Inc., et al., Civil Action No. 10103 VCL (Del. Ch.), Al Ammary v. Gooch, et al., Civil Action No. 10125 VCL (Del. Ch.), Giardalas v. GFI Group, Inc., Civil Action No. 10132 VCL (Del. Ch.), City of Lakeland Employees' Pension Plan v. Gooch, et al., Civil Action No. 10136 VCL (Del. Ch.), Michocki v. Gooch., et al., Civil Action No. 10166 VCL (Del. Ch.) and Szarek v. GFI Group Inc., et al., Case No. 14 CV 8228 (S.D.N.Y.). On September 26, 2014, the Court of Chancery granted voluntary dismissal of the Giardalas action. On October 6, 2014, a consolidation order was entered by Vice Chancellor Laster, consolidating the Delaware cases under the caption In re GFI Group Inc. Stockholder Litigation, Consolidated C.A. No. 10136 VCL (the "Consolidated Delaware Actions"). The consolidation order designated the complaint filed in City of Lakeland Employees' Pension Plan v. Gooch, et al., Civil Action No. 10136 VCL (Del. Ch.) as the operative complaint in the Consolidated Delaware Actions.

        The complaints name as defendants various combinations of GFI, IDB Buyer, the members of the Board, GFI's managing director Mr. Brown, CME, Merger Sub 1, Merger Sub 2, Cheetah Acquisition Corp., Cheetah Acquisition LLC, JPI and New JPI. The complaints generally allege, among other things, that the members of the Board breached their fiduciary duties to GFI stockholders during merger negotiations by entering into the CME Merger Agreement and approving the CME Merger, and that GFI, CME, Merger Sub 1, Merger Sub 2, IDB Buyer, Cheetah Acquisition Corp., Cheetah Acquisition LLC, JPI, and New JPI aided and abetted such breaches of fiduciary duties. The complaints further allege, among other things, (i) that the consideration to be paid in the CME Merger undervalues GFI, (ii) that the sales process leading up to the CME Merger was flawed due to the members of the Board's and Jefferies' conflicts of interest, and (iii) that certain provisions of the CME Merger Agreement inappropriately favor CME and preclude or impede third parties from submitting potentially superior proposals.

        In addition, the Hughes complaint asserts a derivative claim on behalf of GFI against the members of the Board for breaching their fiduciary duties of loyalty and care to GFI by negotiating and agreeing to the CME Merger and against Defendants Gooch and Heffron for usurping a corporate opportunity. The Michocki complaint alleges that the CME Merger is not a solitary transaction, but a series of related transactions and further alleges that the IDB Transaction must be approved by an affirmative vote of holders of two-thirds of the outstanding Shares pursuant to the terms of the Charter.

        The complaints seek, among other relief: (i) certification of the class, (ii) injunctive relief enjoining the CME Merger, (iii) a declaration that the members of the Board breached their fiduciary duties and that certain provisions of the CME Merger Agreement are unlawful, (iv) a directive to the members of the Board to execute their fiduciary duties to obtain a transaction in the best interest of GFI stockholders, (v) rescission of the CME Merger to the extent already implemented, (vi) granting of rescissory damages and an accounting of all of the damages suffered as a result of the alleged wrongdoing and (vii) and reimbursement of fees and costs. The Coyne and Suprina Complaints also demand a jury trial.

        Certain defendants have moved to dismiss or, in the alternative, stay the Coyne and Suprina complaints in favor of the Consolidated Delaware Actions. On October 31, 2014, the Delaware court entered an Order Setting Expedited Discovery Schedule in the Consolidated Delaware Actions.

        The defendants believe that the claims asserted against them are without merit and intend to defend the litigation vigorously.

Forward-Looking Statements

        Certain matters discussed in this Statement and the exhibits incorporated herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to (i) plans, objectives, expectations and intentions; (ii) other statements contained in this communication that are not historical facts; and (iii) other statements identified by words such as "anticipate," "believe," "estimate," "may," "might," "intend," "expect" and similar expressions. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of GFI and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements involving GFI and CME; the inability to complete the proposed merger involving GFI and CME due to the failure to obtain the required stockholder approval; the inability to satisfy the other conditions to the closing of the proposed merger involving GFI and CME or the tender offer by BGC, including without limitation the receipt of necessary governmental or regulatory approvals required to complete either transaction; the risk that either transaction disrupts current plans and operations and/or increases operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of either transaction; the outcome of any legal proceedings that may be instituted, or have been instituted, against GFI, CME, BGC or others following announcement of either transaction; economic, political and market factors affecting trading volumes; securities prices or demand for GFI's brokerage services; competition from current and new competitors; GFI's ability to attract and retain key personnel, including highly-qualified brokerage personnel; GFI's ability to identify and develop new products and markets; changes in laws and regulations governing GFI's business and operations or permissible activities; GFI's ability to manage its international operations; financial difficulties experienced by GFI's customers or key participants in the markets in which GFI focuses its services; GFI's ability to keep up with technological changes; and uncertainties relating to litigation and GFI's ability to assess and integrate acquisition prospects. Further information about factors that could affect the financial and other results of GFI is included in its filings with the SEC. GFI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        These forward-looking statements speak only as of the date hereof. Except for the ongoing obligations of GFI to disclose material information under the federal securities laws, GFI undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law. Other factors that may impact the forward-looking statements are described in GFI's annual report on Form 10-K for the fiscal year ended December 31, 2013, GFI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, and other reports filed by GFI with the SEC, which are available at the SEC's website at http://www.sec.gov.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 22, 2014 (filed as Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed as reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO)
(a)(1)(F)	Form of summary advertisement, dated October 22, 2014 (filed as Exhibit (a)(1)(F) to the Schedule TO)
(a)(2)(A)	Press release issued by GFI Group Inc. (filed as Exhibit 99.1 to GFI Group Inc.'s Current Report on Form 8-K, filed on October 22, 2014)
(a)(2)(B)	Press release issued by GFI Group Inc. on November 4, 2014
(e)(1)	GFI Group Inc. 2004 Equity Incentive Plan (filed as Exhibit 10.12 to Amendment No. 3 to GFI Group Inc.'s Registration Statement on Form S-1 filed on November 30, 2004)
(e)(2)	Amended and Restated GFI Group Inc. 2008 Equity Incentive Plan (filed as Exhibit 10.1 to GFI Group Inc.'s Current Report on Form 8-K, filed on June 10, 2013)
(e)(3)	Excerpts from GFI Group Inc.'s Definitive Proxy Statement on Schedule 14A, filed on April 22, 2014
(e)(4)	CME Group Inc.'s Registration Statement on Form S-4 (filed on October 16, 2014)
(e)(5)	Third Amended and Restated Bylaws of GFI Group Inc. (filed as Exhibit 3.1 to GFI Group Inc.'s Current Report on Form 8-K, filed on February 14, 2013)
(e)(6)	Second Amended and Restated Certificate of Incorporation of GFI Group Inc. (filed as Exhibit 3.1 to GFI Group Inc.'s Current Report on Form 8-K, filed on March 31, 2005)
(e)(7)
Employment Agreement, dated as of November 18, 2002, between GFI Group Inc. and James A. Peers (filed as Exhibit 10.6 to Amendment No. 2 to GFI Group Inc.'s Registration Statement on Form S-1, filed on September 17, 2004)
(e)(8)	Employment Agreement, dated as of August 20, 2008, between GFI Group Inc. and Ronald Daniel Levi (filed as Exhibit 10.1 to GFI Group Inc.'s Current Report on Form 8-K, filed on August 22, 2008)
(e)(9)	Amendment No. 1 to Employment Agreement, dated December 24, 2008, between GFI Group Inc. and James Peers (filed as Exhibit 10.26 to GFI Group Inc.'s Annual Report on Form 10-K, filed on March 2, 2009)
(e)(10)
Amendment No. 1 to Employment Agreement, dated December 31, 2008, between GFI Group Inc. and Colin Heffron (filed as Exhibit 10.27 to GFI Group Inc.'s Annual Report on Form 10-K, filed on March 2, 2009)

Exhibit No.	Description
(e)(11)	Amendment No. 1 to Employment Agreement, dated December 31, 2008, between GFI Group Inc. and Ronald Levi (filed as Exhibit 10.28 to GFI Group Inc.'s Annual Report on Form 10-K, filed on March 2, 2009)
(e)(12)	Amendment No. 2 to Employment Agreement, dated March 30, 2009, between GFI Group Inc. and Ronald Levi (filed as Exhibit 10.1 to GFI Group Inc.'s Quarterly Report on Form 10-Q, filed May 11, 2009)
(e)(13)	GFI Group Inc. Deferred Cash Award Program (filed as Exhibit 10.1 to GFI Group Inc.'s Current Report on Form 8-K, filed on February 14, 2013)
(e)(14)	GFI Group Inc. 2008 Senior Annual Bonus Plan (filed as Exhibit 10.23 to GFI Group Inc.'s Quarterly Report on Form 10-Q, filed on August 8, 2008)
(e)(15)	Amended and Restated GFI Group Inc. 2008 Senior Executive Annual Bonus Plan (filed as Exhibit 10.2 to GFI Group Inc.'s Current Report on Form 8-K, filed on June 10, 2013)
(e)(16)
Agreement and Plan of Merger, dated July 30, 2014, by and among GFI Group Inc., CME Group Inc., Commodore Acquisition Corp. and Commodore Acquisition LLC (filed as Exhibit 2.1 to GFI Group Inc.'s Current Report on Form 8-K, filed on July 31, 2014)
(e)(17)
Agreement and Plan of Merger, dated as of July 30, 2014, by and among CME Group Inc., Cheetah Acquisition Corp., Cheetah Acquisition LLC, Jersey Partners Inc., New JPI Inc. and the other individual signatories thereto (filed as Exhibit 2.2 to GFI Group Inc.'s Current Report on Form 8-K, filed on July 31, 2014)
(e)(18)
Purchase Agreement, dated as of July 30, 2014, by and among Commodore Acquisition LLC, GFI Brokers Holdco Ltd., CME Group Inc., Jersey Partners Inc., and New JPI Inc. (filed as Exhibit 2.3 to GFI Group Inc.'s Current Report on Form 8-K, filed on July 31, 2014)
(e)(19)	Commitment Letter, dated as of July 30, 2014, by and between Jefferies Finance LLC and GFI Holdco Inc. (filed as Exhibit 2.4 to GFI Group Inc.'s Current Report on Form 8-K, filed on July 31, 2014)
(e)(20)
Support Agreement, dated as of July 30, 2014, by and among CME Group Inc., Jersey Partners Inc., New JPI Inc., and the other signatories thereto (filed as Exhibit 2.1 to GFI Group Inc.'s Current Report on Form 8-K, filed on July 31, 2014)

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

GFI GROUP INC.
By:	/s/ CHRISTOPHER D'ANTUONO Name: Christopher D'Antuono
Title: General Counsel

Dated: November 4, 2014

 Annex A

What are the most significant conditions to the Offer?

        The consummation of the Offer is conditioned upon, among other things:

  •
  there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least a majority of all then outstanding Shares on a fully diluted basis (the "Minimum Tender Condition");

  •
  any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms satisfactory to BGC and the Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable, as described herein (the "Regulatory Condition");

  •
  the Purchaser being satisfied, in its sole discretion, that nominees of BGC will constitute at least two-thirds of the members of the board of directors of GFI and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer (the "Board Condition"); and

  •
  the Purchaser being provided adequate information from GFI so that the Purchaser is satisfied, in its sole discretion, that GFI is not a party to any agreement or transaction (other than the CME Transaction) having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser's or BGC's ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI (the "Impairment Condition").

The Offer is also subject to certain other conditions contained in this Offer to Purchase. See "The Offer—Section 14—Conditions of the Offer" for a list of additional conditions to the Offer.

        The consummation of the Offer is not conditioned on (1) BGC or the Purchaser obtaining financing, (2) the termination of the CME Merger Agreement or the Support Agreement or (3) the tender of the Shares subject to the Support Agreement.

14.   Conditions of the Offer.

        Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Regulatory Condition, the Board Condition or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

            (i)  there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving GFI, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of GFI or any of our or GFI's respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of GFI or any of our or GFI's respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries or affiliates ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to GFI's stockholders, (e) seeking to require divestiture or sale by us or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving GFI or (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates;

           (ii)  any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to BGC, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving GFI, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any Antitrust Laws to the Offer or to any such merger or other business combination), that, in our reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above;

          (iii)  from and after December 31, 2013, any change occurs, or has occurred, or is threatened (or any development occurs, or has occurred, or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of GFI and its subsidiaries, taken as a whole, that, in our reasonable judgment, is or may be materially adverse to GFI and its subsidiaries, taken as a whole, we become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to us, or we become aware that any material contractual right or obligation of GFI or any of its subsidiaries that, in our reasonable judgment, could result in a material decrease in the value of the Shares purchased in the Offer to us;

          (iv)  there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on the date of this Offer to Purchase, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of GFI and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor,

  (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing as of the close of business on the date of this Offer to Purchase, a material acceleration or worsening thereof;

           (v)  after the date of this Offer to Purchase, (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including GFI or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of GFI (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of GFI (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase, (b) any such person or group which, prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of GFI, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of GFI constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving GFI or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire GFI or any assets or securities of GFI;

          (vi)  GFI or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on the date of this Offer to Purchase, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of GFI, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of GFI, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) other than the GFI board's recommendation for the CME Transaction, authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of GFI or any of its subsidiaries or any comparable event not in the ordinary course of business, including amending or modifying the

  CME Transaction, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving GFI (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of GFI or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that GFI or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

         (vii)  we become aware (a) that any material contractual right of GFI or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of GFI or any of its subsidiaries (other than indebtedness under its existing indenture and credit agreement) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date or other material penalty, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving GFI or (b) of any covenant, term or condition in any instrument or agreement of GFI or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving GFI);

        (viii)  we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with GFI providing for a merger or other similar business combination with GFI or any of its subsidiaries or the purchase of securities or assets of GFI or any of its subsidiaries, or we and GFI reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

          (ix)  GFI or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving GFI or any of its subsidiaries or the purchase of securities or assets of GFI or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a "lock-up" device (including a right to acquire or receive any Shares or other securities, assets or business of GFI or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

        The foregoing conditions are for the sole benefit of BGC, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our sole discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

 Annex B

THE GFI MERGER AGREEMENT

        This section describes the material terms of the GFI Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the GFI Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the GFI Merger Agreement that is important to you. You are encouraged to read the GFI Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about GFI or CME. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings GFI and CME respectively make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page [    ] of this proxy statement/prospectus.

Explanatory Note Regarding the GFI Merger Agreement

        The GFI Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about GFI and CME contained in this proxy statement/prospectus or in the public reports of GFI and CME filed with the SEC may supplement, update or modify the factual disclosures about GFI and CME contained in the GFI Merger Agreement. The representations, warranties and covenants made in the GFI Merger Agreement by GFI, CME, Merger Sub 1 and Merger Sub 2 were qualified and subject to important limitations agreed to by GFI, CME, Merger Sub 1 and Merger Sub 2 in connection with negotiating the terms of the GFI Merger Agreement. In particular, in your review of the representations and warranties contained in the GFI Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the GFI Merger Agreement may have the right not to consummate the GFI Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the GFI Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the separate disclosure letters that GFI and CME each delivered in connection with the GFI Merger Agreement, which disclosures were not reflected in the GFI Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the GFI Merger Agreement.

Effects of the GFI Merger; Organizational Documents; Officers

        The GFI Merger Agreement provides for the merger of Merger Sub 1 with and into GFI, with GFI continuing as the surviving corporation and a wholly-owned subsidiary of CME, which will be followed immediately thereafter by a merger of GFI as the surviving corporation with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company and a wholly-owned subsidiary of CME.

        At the Effective Time, by virtue of the GFI Merger and without any action on the part of holders of any shares of the capital stock of GFI, each issued and outstanding share of GFI Common Stock, other than shares of GFI Common Stock owned by CME or GFI or any of their respective wholly-owned subsidiaries, will be converted into and will thereafter represent the right to receive the Merger Consideration. At the Effective Time, all the shares of GFI Common Stock will cease to be outstanding, will be cancelled and will cease to exist, and each certificate formerly representing any of the shares of GFI Common Stock and each uncertificated share registered to a GFI Stockholder on GFI's stock transfer books will be converted thereafter into the right to receive the Merger

Consideration, the right, if any, to receive cash in lieu of fractional shares into which such shares would otherwise have been converted, and the right to receive any dividend issued or payable after the Effective Time, and each certificate formerly representing shares of GFI Common Stock owned by stockholders will thereafter represent only the right to receive the payment described above. At the Effective Time, any shares of GFI Common Stock owned by CME or GFI or any of their respective subsidiaries as treasury shares or otherwise will be cancelled and retired, and no consideration will be delivered in exchange therefor.

        Upon the consummation of the GFI Subsequent Merger, all limited liability company interests of Merger Sub 2 issued and outstanding prior thereto will be cancelled and retired and will cease to exist, and each share of GFI Common Stock as the surviving corporation issued and outstanding immediately prior thereto will be converted into one limited liability company interest of Merger Sub 2 as the surviving company and will constitute the only limited liability company interests of the surviving company.

The Certificate of Incorporation, Bylaws, Certificate of Formation and LLC Agreement

        At the Effective Time, the GFI Charter and GFI Bylaws as in effect immediately prior to the Effective Time will be, respectively, the certificate of incorporation and bylaws of GFI as the surviving corporation, until thereafter changed or amended as provided therein or by applicable law. Upon the effective time of the GFI Subsequent Merger, the certificate of formation and limited liability company agreement of Merger Sub 2 as in effect immediately prior to the effective time of the GFI Subsequent Merger will be, respectively, the certificate of formation and limited liability company agreement of Merger Sub 2 as the surviving company until thereafter changed or amended as provided therein or by applicable law.

Managers and Officers

        The managers and officers of Merger Sub 2 in office immediately prior to the effective time of the GFI Subsequent Merger will be the initial managers and officers of the surviving company and will hold office from the effective time of the GFI Subsequent Merger until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving company's certificate of formation and limited liability company agreement or as otherwise provided by applicable law.

Pre-Closing Reorganization of GFI

        Prior to the closing of the GFI Merger, GFI will take all steps necessary to complete the GFI Pre-Closing Reorganization pursuant to which:

  •
  any and all assets and liabilities of the IDB Business will be transferred to or retained by the IDB Subsidiaries; and

  •
  the CME Retained Subsidiaries will own all of the assets, properties and rights of Trayport and FENICS and the CME Retained Subsidiaries will not have any liabilities other than those exclusively related to, arising out of or in connection with Trayport and FENICS.

Treatment of Continuing Employee RSUs and Assumption of RSUs by IDB Buyer in the GFI Merger

Treatment of RSUs and Stock Options

        With respect to Continuing Employee RSUs, not later than five business days prior to the closing date of the GFI Merger, GFI will take all actions necessary to provide that each such RSU (a) shall cease, at the Effective Time, to represent an equity right with respect to shares of GFI Common Stock and (b) as directed by CME not less than ten business days prior to the closing date of the GFI

Merger, will be converted at the Effective Time, without any action on the part of the holder of the Continuing Employee RSU, into either (i) a CME RSU that may be settled in CME's discretion in either cash or shares of CME Class A Common Stock, (ii) a deferred cash obligation or (iii) a mix thereof, in each case otherwise on substantially the same terms and conditions as were applicable under the Continuing Employee RSU (but taking into account any changes thereto, including any acceleration or vesting of a Continuing Employee RSU, provided for in the relevant GFI stock plan or in the related award document by reason of the GFI Merger). To the extent the Continuing Employee RSUs are converted into CME RSUs in accordance with the preceding sentence, the number of shares of CME Class A Common Stock subject to such CME RSU will be equal to the product of (i) the number of shares of GFI Common Stock subject to the Continuing Employee RSU multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share of CME Class A Common Stock.

        With respect to RSUs held by any persons other than a Continuing Employee or a non-employee director of GFI (who are the members of the Special Committee), not later than five business days prior to the closing date of the GFI Merger, GFI will take all actions necessary to provide that (a) each such RSU outstanding immediately before the Effective Time, will be converted into an obligation of IDB Buyer, (b) that CME and its affiliates shall not have any liability in respect of any such RSU and (c) consent is obtained from holders of such RSUs in addition to a release of any claims arising in connection with such RSUs in favor of CME and its affiliates. Such RSUs will generally be converted into a deferred cash obligation having substantially similar terms as the RSU awards, and RSUs held by certain key IDB Employees will be converted into a combination of deferred cash awards and restricted equity awards and will be negotiated on an individual-by-individual basis. Each such RSU that is converted into either a deferred cash obligation or a deferred cash and restricted equity obligation will have the amount of the deferred cash or deferred cash and restricted equity subject to the award, as applicable, determined based on the number of shares of GFI Common Stock subject to each RSU prior to the Effective Time and the Merger Consideration.

        Not later than five business days prior to the closing date of the GFI Merger, GFI will take all actions necessary to provide that each GFI Option will be canceled as of the completion of the GFI Merger for no consideration.

Exchange and Payment Procedures

        Prior to the Effective Time, CME will appoint an exchange agent reasonably acceptable to GFI to handle the exchange of shares of GFI Common Stock for the Merger Consideration, as described above.

        At or prior to the Effective Time, CME will cause to be deposited with the exchange agent, for the benefit of the holders of shares of GFI Common Stock, shares of CME Class A Common Stock (which will be in non-certificated book-entry form) and an amount of cash in U.S. dollars sufficient to issue and pay the Merger Consideration to which GFI Stockholders will become entitled. Such shares or amounts, as applicable, will be payable upon surrender of the share certificates (or effective affidavits of loss in lieu thereof). After the Effective Time, CME will make available to the exchange agent cash in U.S. dollars sufficient to pay any dividends and other distributions payable on shares of CME Class A Common Stock.

        Within five business days after the Effective Time, CME will send, or will cause the exchange agent to send to each holder of record of shares of GFI Common Stock a letter of transmittal in such form as GFI and CME may reasonably agree, including instructions for use in effecting the surrender of share certificates in exchange for the Merger Consideration.

        Upon surrender to the exchange agent of a certificate (or effective affidavits of loss in lieu thereof), together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as the exchange agent may reasonably require, the holder of such certificate will receive (i) a number of shares of CME Class A Common Stock (which will be in non-certificated book-entry form unless a physical certificate has been requested) representing the whole number of shares of CME Class A Common Stock such holder has the right to receive and/or (ii) a check in the amount that such holder has the right to receive, including cash payable in lieu of fractional shares and dividends and other distributions. No interest will be payable or accrued on the Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions.

        If any shares (or evidence of shares in book-entry form) of GFI Common Stock are issued to a name not matching that of its certificate, the holder requesting such exchange must pay any required transfer or other similar taxes required by reason of making such payment, or must establish to the exchange agent that such taxes have been paid or are not applicable.

        In order for a holder to register any portion of the Merger Consideration in the name of a person other than the person in whose name the surrendered certificate is registered, such holder must present to the exchange agent a certificate properly endorsed or otherwise in the proper form for transfer. Such holder must also pay to the exchange agent any required transfer or other similar taxes required as a result of such registration, or must establish to the exchange agent that such taxes have been paid or are not applicable.

Distributions with Respect to Unexchanged Shares

        All shares of CME Class A Common Stock issued pursuant to the GFI Merger will be deemed issued and outstanding as of the Effective Time. Dividends or other distributions to the holders of CME Class A Common Stock with a record date after the Effective Time will be payable to all shares issuable in the GFI Merger. Until holders of certificates previously representing shares of GFI Common Stock have surrendered their share certificates to the exchange agent for exchange, those holders will not receive dividends or distributions on the shares of CME Class A Common Stock into which those shares have been converted with a record date after the Effective Time. Subject to the effect of escheat, tax or other applicable law, when holders surrender their share certificates, they will receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not theretofore payable with respect to such whole shares of CME Class A Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to such whole shares of CME Class A Common Stock with a record date after the Effective Time with a payment date subsequent to such surrender.

No Transfers Following the Effective Time

        After the Effective Time, the stock transfer books of GFI will be closed and there will be no further registration of transfers of the shares of GFI Common Stock that were outstanding immediately prior to the Effective Time. After the Effective Time, the holders of certificates representing shares of GFI Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of GFI Common Stock except as otherwise provided in the GFI Merger Agreement or applicable law.

Fractional Shares

        No fractional shares of CME Class A Common Stock will be issued upon the surrender for exchange of certificates (or effective affidavits of loss in lieu thereof) to the exchange agent and no dividends or other distributions of CME shall relate to such fractional share interests. Any holder of shares of GFI Common Stock who would have been entitled to receive a fractional share of CME Class A Common Stock but for this provision will instead be entitled to receive a cash payment in lieu thereof. The value of such cash payment will be calculated by the exchange agent and will represent such holder's interest in a fraction of a share of CME Class A Common Stock based on the Exchange Ratio. Such fractional share interests will not entitle the owner thereof to vote or to any rights of a CME Stockholder.

Termination of Exchange Fund

        Any certificates representing shares of CME Class A Common Stock and any funds that had been made available to the exchange agent for the payment of the Merger Consideration (including dividends and other distributions paid by CME after the Effective Time) and have not been disbursed to holders of certificates for one year after the Effective Time will be returned to CME. Thereafter, GFI Stockholders will be entitled to look only to CME with respect to the payment of the Merger Consideration (or dividends or distributions with respect thereto, as contemplated by the GFI Merger Agreement), without any interest thereon. None of GFI, CME, Merger Sub 1 or Merger Sub 2 will be liable to any former holder of shares of GFI Common Stock for the Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions delivered to any governmental entity pursuant to applicable abandoned property laws. Any Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions remaining unclaimed by holders of shares of GFI Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity will, to the extent permitted by applicable law, become the property of CME free and clear of any claims or interest of any person.

Lost, Stolen or Destroyed Share Certificates

        If any share certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such share certificate to be lost, stolen or destroyed and, if reasonably required by CME, the posting by such person of a bond (in such reasonable amount) as indemnity against it with respect to such share certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed share certificate the Merger Consideration to be paid in respect of the shares of GFI Common Stock represented by such share certificate.

Withholding Rights

        CME and Merger Sub 2 as the surviving company will each be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, any applicable taxes from the consideration otherwise payable to any person pursuant to the GFI Merger Agreement and pay over such withheld amount to the appropriate governmental entity. Any amount so withheld will be treated for all purposes of the GFI Merger Agreement as having been paid to the holder of the shares of GFI Common Stock in respect of which the deduction and withholding was made.

No Appraisal Rights

        No right to fair value or appraisal, dissenters' or similar rights will be available to holders of GFI Common Stock with respect to the GFI Merger.

Adjustments to Prevent Dilution; Maximum Number of Shares Issued

        In the event that, prior to the Effective Time, there is any change in the outstanding shares of CME Class A Common Stock as a result of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon, the Exchange Ratio and any other similarly dependent items, as the case may be, will be appropriately adjusted to provide the holders of GFI Common Stock the same economic effect as contemplated by the GFI Merger Agreement prior to such event.

        Notwithstanding anything in the GFI Merger Agreement to the contrary, in no event will the aggregate number of shares of CME Class A Common Stock issuable in the transactions contemplated by the GFI Merger Agreement and the JPI Merger Agreement exceed the Issuance Cap, in which case the GFI Merger Agreement may be terminated by GFI. Based on the number of shares of CME Class A Common Stock outstanding on July 29, 2014, the per share price of CME Class A Common Stock would have to fall below $8.72 for the Issuance Cap to impact the number of shares of CME Class A Common Stock issuable in the transactions contemplated by the GFI Merger Agreement and the JPI Merger Agreement. The closing price per share of CME Class A Common Stock on October 15, 2014 was $79.31.

Representations and Warranties

        The GFI Merger Agreement contains customary representations and warranties by GFI, CME, Merger Sub 1 and Merger Sub 2 that are subject, in some cases, to specified exceptions and qualifications contained in the GFI Merger Agreement, in any form, statement, certification, report or other document filed with or furnished to the SEC from January 1, 2014 and prior to three business days prior to the date of the GFI Merger Agreement, or in the disclosure letters delivered by GFI and CME to each other in connection with the GFI Merger Agreement, excluding any disclosures set forth in any risk factor section or in any such forms, statements, certifications, reports and documents that are cautionary, predictive or forward looking in nature.

        These representations and warranties relate to, among other things:

  •
  organization, good standing and qualification to do business;

  •
  capital structure;

  •
  corporate authority and approval relating to the execution, delivery and performance of the GFI Merger Agreement;

  •
  governmental filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, or authorizations necessary to complete the GFI Merger;

  •
  the absence of breach or violation of, or a default under governing documents;

  •
  filings with the SEC;

  •
  compliance with listing and corporate governance rules and regulations;

  •
  compliance with disclosure controls and procedures required under the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended;

  •
  absence of any "significant deficiencies" or "material weaknesses" in the design or operation of internal controls over financial reporting, or any fraud, by the audit committee of the GFI Board;

  •
  the accuracy of consolidated balance sheets;

  •
  the absence of a Material Adverse Effect, the conduct by GFI and CME of their respective businesses in the ordinary course consistent with past practice and the absence of certain other changes or events since January 1, 2014;

  •
  the absence of civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings, pending or, to the knowledge of CME or GFI, threatened against CME, GFI or any of their respective subsidiaries;

  •
  the absence of certain undisclosed liabilities;

  •
  good and valid title to, or leasehold interests in, all material assets, properties and rights on the part of GFI and its subsidiaries, which assets, properties and rights are sufficient to conduct and operate Trayport and FENICS;

  •
  compliance with applicable laws; and

  •
  broker's and finder's fees.

        The GFI Merger Agreement also contains additional representations and warranties by GFI relating to the following:

  •
  GFI's ownership interest in each of its subsidiaries, the ownership interests of any other person in each of the subsidiaries of GFI and GFI's and its subsidiaries' ownership interests in any other person;

  •
  the absence of outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with GFI Stockholders or any subsidiary of GFI on any matter;

  •
  the absence of a breach or violation of, a default or termination or modification (or right of termination or modification) under any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation, binding upon GFI or any of its subsidiaries, or under any law to which GFI or any of its subsidiaries is subject;

  •
  the receipt by the Special Committee of the opinion from Greenhill as to the fairness from a financial point of view of the Exchange Ratio to the holders of shares of GFI Common Stock (other than the JPI Holders) as of July 29, 2014;

  •
  resolutions of the GFI Board determining that the terms of the GFI Merger Agreement and the GFI Merger are advisable, fair to and in the best interest of GFI and its stockholders, approving the GFI Merger Agreement and the GFI Merger, recommending that GFI Stockholders adopt the GFI Merger Agreement and approve the GFI Merger and directing that the adoption of the GFI Merger Agreement and the approval of the GFI Merger be submitted for consideration of GFI Stockholders;

  •
  the absence of preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate GFI or any of its subsidiaries to issue or sell any shares of capital stock or other equity securities of GFI or any of its subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire from GFI or any of its subsidiaries, any equity securities of GFI or any of its subsidiaries, and no securities or obligations of GFI or any of its respective subsidiaries evidencing such rights are authorized, issued or outstanding;

  •
  intellectual property matters;

  •
  real property matters;

  •
  the absence of any judgment, order, writ, injunction, decree, award, stipulation or settlement to which GFI or any of its subsidiaries is a party;

  •
  employee benefits;

  •
  labor matters;

  •
  relationships with largest customers;

  •
  material contracts;

  •
  environmental matters;

  •
  tax matters;

  •
  takeover statutes; and

  •
  insurance policies.

        The GFI Merger Agreement also contains additional representations and warranties by CME, Merger Sub 1 and Merger Sub 2 relating to the following:

  •
  the operations of Merger Sub 1 and Merger Sub 2, including that they will not have engaged in other business activities or incurred any liabilities or obligations other than as contemplated in the GFI Merger Agreement; and

  •
  absence of any agreements, commitments or understandings among CME, Merger Sub 1, Merger Sub 2 and their respective affiliates on the one hand, and any affiliates of GFI or JPI on the other hand, other than as set forth in the GFI Merger Agreement.

        Some of the representations and warranties contained in the GFI Merger Agreement are qualified by a Material Adverse Effect standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on either GFI or CME).

        For purposes of the GFI Merger Agreement, a "Material Adverse Effect" with respect to GFI, CME, Merger Sub 1 or Merger Sub 2, as applicable, means any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, (i) would reasonably be expected to prevent, materially impair or delay the ability of GFI, CME, Merger Sub 1 or Merger Sub 2 to consummate the transactions contemplated by the GFI Merger Agreement or (ii) has been, or would reasonably be expected to be, materially adverse to the business, assets, properties, liabilities, results of operations or financial condition of GFI, CME or their respective subsidiaries or business, taken as a whole, except to the extent such event, occurrence, fact, condition, change, development or effect results from:

  •
  general economic or regulatory conditions or changes therein;

  •
  financial or security market fluctuations or conditions;

  •
  changes in or events affecting the industries or markets in which such entity and its subsidiaries operate;

  •
  any effect arising out of a change in U.S. generally accepted accounting principles, which is referred to as GAAP in this proxy statement/prospectus, or law;

  •
  the announcement or pendency of the GFI Merger or the identity of either CME or GFI, subject to certain exceptions, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators;

  •
  changes in the market price or trading volume of GFI Common Stock or CME Class A Common Stock;

  •
  any failure by GFI or CME to meet any estimates or outlook of revenues or earnings or other financial projections;

  •
  natural disasters; or

  •
  national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring prior to, on or after the date hereof;

except, in certain of the circumstances mentioned above, to the extent that GFI and its subsidiaries, taken as a whole, or CME and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which such entity and its subsidiaries operate.

Conduct of Businesses of GFI and its Subsidiaries Prior to Completion of the GFI Merger

        Pursuant to the terms of the GFI Merger Agreement, GFI covenants and agrees that, subject to certain exceptions or unless CME consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), or except as provided for in the GFI Merger Agreement or disclosure letter delivered by GFI in connection with the GFI Merger Agreement, or as may be required by applicable law, between the date of the GFI Merger Agreement and the Effective Time, it will, and will cause each of its subsidiaries to:

  •
  conduct its business in the ordinary course of business consistent with past practice;

  •
  use commercially reasonable efforts to preserve substantially intact its business organization and goodwill and relationships with all governmental entities, self-regulatory organizations, providers of order flow, customers, suppliers, business associates and others having material business dealings with it; and

  •
  use commercially reasonable efforts to keep available the services of its current officers and key employees and to maintain its current rights and franchises.

        GFI also has agreed that, subject to certain exceptions, between the date of the GFI Merger Agreement and the Effective Time, it will not, nor permit any of its subsidiaries to, directly or indirectly:

  •
  amend or modify its governing documents, except in connection with the GFI Merger;

  •
  declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any shares of its capital stock or other securities, other than dividends or distributions by any wholly- owned subsidiary of GFI to GFI or a wholly-owned subsidiary of GFI; split, subdivide, consolidate, combine or reclassify any of its capital stock or other securities or issue or allot, or propose or authorize the issuance or allotment of, any other such securities or equity rights in respect of, in lieu of, or in substitution for, any of its capital stock or other securities or repurchase, redeem or otherwise acquire any capital stock or other securities or equity rights of GFI or any subsidiary of GFI;

  •
  issue, allot, sell, grant, pledge or otherwise encumber any securities or equity rights of GFI, other than issuances of GFI Common Stock in connection with RSUs or stock options of GFI Common Stock (if any) issued prior to the date of the GFI Merger Agreement pursuant to stock plans of GFI in accordance with their terms as in effect on the date of the GFI Merger Agreement (other than outstanding RSUs held by non-employee directors of GFI (who are the members of the Special Committee), which will be accelerated prior to the closing of the GFI Merger);

  •
  merge or consolidate with any person, participate in or undertake a scheme of arrangement under the United Kingdom Companies Act 2006, or acquire the securities or any material amount of assets of any other person;

  •
  other than in the ordinary course of business consistent with past practice, sell, lease, license, subject to a lien (other than a permitted lien under the GFI Merger Agreement), encumber or otherwise surrender, relinquish or dispose of any assets, property or rights owned or held by GFI or any subsidiary of GFI (including securities of a subsidiary of GFI) except (i) pursuant to the terms of an agreement, commitment or other contract listed in the disclosure letter delivered by GFI in connection with the GFI Merger Agreement or (ii) in an amount not in excess of $1,000,000 in the aggregate;

  •
  (i) make any loans, advances or capital contributions to, or investments in, any other person other than (A) by GFI or any wholly-owned subsidiary of GFI to or in GFI or any wholly-owned subsidiary of GFI, (B) pursuant to any contract or other legal obligation set forth in the disclosure letter delivered by GFI in connection with the GFI Merger Agreement or (C) to employees of GFI or any subsidiary of GFI, other than Continuing Employees, in the ordinary course of business and consistent with past practice, (ii) create, incur, guarantee or assume any indebtedness, issuances of debt securities, guarantees, indemnities, loans or advances not in existence as of the date of the GFI Merger Agreement, except (A) certain indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate or (B) guarantees by GFI of indebtedness of wholly-owned GFI subsidiaries or guarantees by GFI subsidiaries of indebtedness of GFI or (iii) other than as set forth in GFI's capital budget, or an amount not to exceed $1,000,000 made in the ordinary course consistent with past practice, make or commit to make any capital expenditure with respect to Trayport, FENICS or any CME Retained Subsidiary;

  •
  (i) materially amend or otherwise materially modify benefits under any employee benefit plan of GFI, which is referred to as a GFI Employee Benefit Plan in this proxy statement/prospectus, (ii) accelerate the payment or vesting of benefits or amounts payable or to become payable under any GFI Employee Benefit Plan in effect on the date of the GFI Merger Agreement (other than outstanding RSUs held by non-employee directors of GFI (who are the members of the Special Committee), which will be accelerated prior to the closing of the GFI Merger), (iii) fail to make any required contribution to any GFI Employee Benefit Plan, (iv) merge or transfer any GFI Employee Benefit Plan or the assets or liabilities of any such plan, (v) change the sponsor of any GFI Employee Benefit Plan or (vi) terminate or establish any GFI Employee Benefit Plan, except in each case, with respect to agreements for new hires in the ordinary course of business consistent with past practices and the GFI Merger Agreement;

  •
  with respect to any director, officer, employee, worker or consultant of Trayport, FENICS or a CME Retained Subsidiary whose aggregate annual cash compensation exceeds $200,000, (i) enter into any employment agreement that has a term of more than one year (or materially amend any employment agreement) or (ii) extend the term of any employment agreement by more than one year;

  •
  increase by more than 4% the annual compensation of any director, officer, employee, worker or consultant of Trayport, FENICS or a CME Retained Subsidiary;

  •
  hire more than seven individuals in any capacity for service in Trayport, FENICS or the CME Retained Subsidiaries, none of which will be entitled to aggregate annual cash compensation in excess of $200,000, other than individuals hired to replace employees of Trayport, FENICS or the CME Retained Subsidiaries who have been terminated or who have otherwise left the employment of Trayport, FENICS or the CME Retained Subsidiaries so long as such individuals are hired on substantially the same terms as the individuals they are replacing;

  •
  enter into or amend or modify any severance, retention or change of control plan, program or arrangement with respect to a Continuing Employee;

  •
  terminate the employment or contractual relationship of any officer, director, consultant or employee of Trayport, FENICS or the CME Retained Subsidiaries, other than terminations of employees or consultants in the ordinary course of business consistent with past practice and existing policies and/or terminations for cause;

  •
  enter into or amend a collective bargaining agreement, other labor agreement or work rules with a labor union, labor organization or works council with respect to employees, workers, consultants, officers or directors of GFI or any subsidiary of GFI;

  •
  (i) settle or compromise any action, suit, claim, litigation, arbitration, investigation or other similar proceeding for an amount in excess of $1,000,000 or (ii) enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any such proceeding, in each case, related to Trayport, FENICS or any CME Retained Subsidiary;

  •
  (i) make, revoke or amend any material election relating to taxes, (ii) settle or compromise any material action, suit, claim, litigation, arbitration, investigation or other similar proceeding relating to taxes, (iii) make a request for a written ruling of a taxing authority relating to material taxes, other than any request for a determination concerning qualified status of any GFI Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, (iv) enter into a written and legally binding agreement with a taxing authority relating to material taxes, (v) materially change any of its methods, policies or practices of reporting income or deductions for U.S. federal income tax purposes from those employed in the preparation of its U.S. federal income tax returns for the taxable year ended December 31, 2013 or (vi) take any action outside the ordinary course of business (other than an intercompany loan by GFI Holdings Limited to GFInet Inc. in an amount sufficient to repay GFInet Inc.'s revolving loan) or material action in each case that would materially affect the conclusion of the analysis prepared by Ernst & Young LLP relating to the basis of the purchased interests relating to the IDB Purchase Agreement;

  •
  take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken that would prevent the GFI Merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code;

  •
  (i) modify or amend on terms materially adverse to Trayport, FENICS or any CME Retained Subsidiary, or transfer, novate, assign or terminate, any contract of GFI applicable to Trayport, FENICS or any CME Retained Subsidiary, (ii) enter into any successor agreement to an expiring contract of GFI applicable to Trayport, FENICS or any CME Retained Subsidiary that changes the terms of such contract in a way that is materially adverse to Trayport, FENICS or any CME Retained Subsidiary, (iii) enter into any new agreement that would have been considered a contract applicable to Trayport, FENICS or any CME Retained Subsidiary if it were entered into at or prior to the date hereof or (iv) modify or amend in any respect or transfer, novate, assign or terminate that certain BTS Software as a Service Agreement, dated July 24, 2014, between Trayport Limited and GFI Holdings Limited;

  •
  enter into, renew, extend or amend any agreements or arrangements that limit or restrict any of the CME Retained Subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

  •
  change any method of accounting or accounting principles or practices of GFI or any subsidiary of GFI, except for any such change required by GAAP or by a governmental entity;

  •
  terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering GFI or any CME Retained Subsidiary or their respective properties which is not replaced by a comparable amount of insurance coverage, other than in the ordinary course of business consistent with past practice;

  •
  adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization, scheme of arrangement under the United Kingdom Companies Act 2006, or other reorganization of GFI or any of the subsidiaries of GFI;

  •
  transfer, abandon, allow to lapse, or otherwise dispose of any rights to, or obtain or grant any right to any material intellectual property owned by GFI relating to Trayport, FENICS or any CME Retained Subsidiary or disclose any material trade secrets of Trayport, FENICS or any CME Retained Subsidiary to any person other than CME or its representatives, in each case other than in the ordinary course of business consistent with past practice; or

  •
  agree or commit to do any of the foregoing.

No Solicitation or Negotiation of Takeover Proposals

        The GFI Merger Agreement provides that neither GFI nor any of its subsidiaries nor any of their respective officers, directors, employees or other representatives will, directly or indirectly:

  •
  initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes a Takeover Proposal;

  •
  adopt, or publicly propose to adopt, or allow GFI or any subsidiary of GFI to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking, or understanding in connection with or relating to any Takeover Proposal (other than confidentiality agreements permitted under the GFI Merger Agreement); or

  •
  other than with CME, Merger Sub 1, Merger Sub 2 or their respective representatives or other than informing third parties of the existence of the no solicitation provisions of the GFI Merger Agreement, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any Takeover Proposal.

        Under the GFI Merger Agreement, a "Takeover Proposal" means any proposal or offer for a direct or indirect (i) merger, binding share exchange, recapitalization, reorganization, scheme of arrangement under the United Kingdom Companies Act 2006, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving GFI or one or more of its subsidiaries, (ii) acquisition or purchase, including by lease, exchange, mortgage, pledge, transfer or other acquisition or assumption, of 20% or more of the fair value of the assets or 20% or more of any class of equity or voting securities of (A) GFI and its subsidiaries, (B) the CME Retained Subsidiaries, (C) Trayport or (D) FENICS, in each case taken as a whole and in one transaction or a series of related transactions, (iii) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 20% or more of the voting power of GFI's securities or (iv) any transaction, or combination of transactions, similar to the foregoing, in each case other than the transactions contemplated by the GFI Merger Agreement.

Existing Discussions or Negotiations

        In the GFI Merger Agreement, GFI agreed to, and to cause its subsidiaries and their respective representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons or their representatives conducted prior to the date of the GFI Merger Agreement with respect to any Takeover Proposal and will request the prompt return or destruction of any confidential information previously furnished to such persons in connection therewith in accordance with the terms of any applicable confidentiality agreement.

Fiduciary Exception

        At any time prior to the approval of the GFI Merger Agreement by GFI Stockholders, if the GFI Board (upon recommendation of the Special Committee) has determined in good faith after consultation with outside legal counsel and its independent financial advisor that an unsolicited bona fide written Takeover Proposal received after the date of the GFI Merger Agreement either constitutes a Superior Proposal or could be reasonably likely to result in a Superior Proposal, then GFI may:

  •
  furnish information with respect to GFI or any of its subsidiaries to the person making such Takeover Proposal or its representatives pursuant to and in accordance with a confidentiality agreement containing provisions no less favorable in the aggregate to GFI than those contained in the confidentiality agreement between GFI and CME agreed to in connection with the GFI Merger Agreement, provided that such confidentiality agreement is provided to CME promptly after its execution and does not contain any provisions that would prevent GFI from complying with its obligation to provide disclosure to CME required pursuant to the GFI Merger Agreement and need not contain a standstill or similar provision that prohibits such person from making a Takeover Proposal, and provided further that a copy of all information provided to such person has been previously, or is substantially currently, provided to CME or its representatives; and

  •
  GFI may participate in any discussions or negotiations with any such person or its representatives regarding such Takeover Proposal.

        Under the GFI Merger Agreement, a "Superior Proposal" means any bona fide unsolicited written Takeover Proposal made by any party (other than CME or any subsidiary of CME) that did not result from a breach of GFI's non- solicitation obligations under the GFI Merger Agreement, and that, if consummated, would result in such third party (or in the case of a direct merger between such third party and GFI, the stockholders of such third party) acquiring, directly or indirectly, 80% of the voting power of GFI's equity securities or all or substantially all the assets of GFI and its subsidiaries, taken as a whole, and that the GFI Board (upon the recommendation of the Special Committee) determines in good faith (after consultation with its outside legal counsel and its independent financial advisor) to be, if consummated, more favorable to holders of GFI Common Stock than the GFI Merger (taking into account any changes to the terms of the GFI Merger Agreement as CME may propose in response to the proposed superior proposal) from a financial point of view, taking into account those factors as the GFI Board (upon the recommendation of the Special Committee) deems to be appropriate, including the likelihood of consummation.

Notice

        GFI will promptly (and, in any event, within 24 hours) notify CME if any bona fide inquiries, proposals or offers with respect to a Takeover Proposal are received by, any non-public information is requested in connection with any Takeover Proposal from, or any discussions or negotiation with respect to a Takeover Proposal are sought to be initiated or continued with, it, its subsidiaries or any of their respective representatives. In any such notice, GFI should indicate the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and should inform CME daily of the status and terms of any such proposals or offers and the status of any such discussions or negotiations, including the stated positions of the parties to such negotiations, and should provide CME with copies of all drafts and final versions, including any comments thereon, of any agreements exchanged in relation to such Takeover Proposal.

No Change in Recommendation

        Subject to certain exceptions described below, the GFI Board and each committee of the GFI Board (including the Special Committee) may not effect a Change in Recommendation, which consists of any of the following actions:

  •
  withdraw, modify or qualify in a manner adverse to CME, or propose publicly to withdraw, modify or qualify in a manner adverse to CME, its recommendation to GFI Stockholders that they vote in favor of the adoption of the GFI Merger Agreement;

  •
  take any public action or make any public statement in connection with the Special Meeting inconsistent with its recommendation to approve the GFI Merger; or

  •
  approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal (it being understood that the GFI Board may issue a "stop, look and listen" communication to the holders of GFI Common Stock pursuant to Rule 14d-9(f) of the Exchange Act).

Fiduciary Exception and Negotiation with CME

        However, at any time before the adoption of the GFI Merger Agreement, the GFI Board may, in response to a Superior Proposal or an Intervening Event, effect a Change in Recommendation under the following circumstances:

  •
  the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties to GFI Stockholders under applicable law;

  •
  the GFI Board, upon the recommendation of the Special Committee, first provides prior written notice to CME that it is prepared to effect such a Change in Recommendation, including the most current version of any written agreement relating to any Superior Proposal or, in the case of an Intervening Event, attaching information specifying such Intervening Event in reasonable detail and any other information related thereto that CME reasonably requests (it being understood that the delivery of such notice will not, in and of itself, constitute a Change in Recommendation); and

  •
  CME does not make, within four business days of receipt of such notice, a proposal that the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, would cause the proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal, or which obviates the need for a Change in Recommendation as a result of the Intervening Event, as the case may be.

        During the four business day period prior to its effecting a Change in Recommendation, upon CME's request, GFI and its representatives will negotiate in good faith with CME and its representatives (so long as CME and its representatives are negotiating in good faith) regarding any revisions to the terms of the transactions contemplated by the GFI Merger Agreement proposed by CME intended to cause a Takeover Proposal not to constitute a Superior Proposal or to obviate the need for a Change in Recommendation as a result of an Intervening Event. Any material amendment to the terms of a Superior Proposal or material change to the facts and circumstances that are the basis of an Intervening Event occurring or arising prior to the making of a Change in Recommendation will require GFI to provide CME with a new notice and a new negotiation period of two business days.

        Under the GFI Merger Agreement, an "Intervening Event" means a material development or change in circumstances occurring or arising after the date of the GFI Merger Agreement, which was not known or reasonably foreseeable to the Special Committee as of or prior to the date of the GFI

Merger Agreement (which change or development does not relate to a Takeover Proposal), and which becomes known to the Special Committee prior to the approval of the GFI Merger Agreement by GFI Stockholders.

Certain Other Permitted Disclosure

        In addition, GFI or the GFI Board, upon the recommendation of the Special Committee, may take and disclose any position contemplated by Rule 14e-2 promulgated under the Exchange Act, or make any statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act in respect of any Takeover Proposal, or make any disclosure to GFI Stockholders if the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties to GFI Stockholders under applicable law.

Stockholders Meeting and GFI Board Recommendation

        Notwithstanding any Change in Recommendation pursuant to the exceptions discussed above, GFI will take all lawful action to call, give notice of, convene and hold a special meeting of GFI Stockholders to consider and vote upon the adoption of the GFI Merger Agreement not more than 45 days after the registration statement on Form S-4 filed by CME, of which this proxy statement/prospectus forms a part, is declared effective by the SEC. GFI may postpone, recess or adjourn such meeting (i) if it is unable to obtain a quorum of its stockholders at the meeting or (ii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure that the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel, is necessary or advisable by applicable law. The GFI Board is required to recommend in this proxy statement/prospectus and at the Special Meeting that GFI Stockholders adopt the GFI Merger Agreement, and use its reasonable best efforts to obtain and solicit such adoption, subject to the fiduciary exceptions in the GFI Merger Agreement.

Access to Information

        Subject to certain exceptions, and upon reasonable prior notice, GFI will (i) afford CME reasonable access to all of its and its subsidiaries' properties, books, records, contracts, commitments and personnel and (ii) provide a copy of each material report or other document filed by GFI as required by relevant securities laws, any governmental entity or self- regulatory organization and all other information with respect to GFI, in each case as may reasonably be requested.

        In addition, after each month-end or quarter-end between the date of the GFI Merger Agreement and the closing date of the GFI Merger, as applicable, GFI will deliver a copy of its management report, including certain financial information.

Expenses

        Subject to certain exceptions, all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by any party to the GFI Merger Agreement or on its behalf in connection with the GFI Merger Agreement and the transactions expressly contemplated by the GFI Merger Agreement will be paid by the party incurring such expenses, whether or not the GFI Merger is consummated, except expenses incurred in connection with the filing, printing and mailing of this registration statement, the proxy statement/prospectus and all other filing fees paid to the SEC in connection with the GFI Merger, which will be shared equally by CME and GFI.

Indemnification and Insurance

        From and after the Effective Time, Merger Sub 2 as the surviving company will indemnify and hold harmless, and provide advancement of expenses to, each present and former director and officer of GFI, and any person who becomes a director or officer of GFI between the date of the GFI Merger Agreement and the closing of the GFI Merger, for all acts and omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the GFI Merger Agreement pursuant to GFI's constituent documents and indemnification agreements, if any, in existence on the date of the GFI Merger Agreement with any indemnified persons. CME will cause the constituent documents of Merger Sub 1 as the surviving corporation and Merger Sub 2 as the surviving company to contain provisions with respect to indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the indemnified persons with respect to acts or omissions occurring at or prior to the Effective Time than those in GFI's constituent documents. From and after the Effective Time, CME will guarantee and stand surety for, and shall cause Merger Sub 2 to honor its indemnification and insurance obligations.

        Prior to the closing date of the GFI Merger, GFI will, and if GFI is unable to, CME will, cause Merger Sub 2 as the surviving company as of or following the Effective Time to obtain and fully pay for "tail" insurance policies with a claims period of at least six years from and after the Effective Time with respect to directors' and officers' and employed lawyers' liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as GFI's existing policies with respect to matters existing or occurring at or prior to the Effective Time, subject to certain limitation and premium thresholds.

Employee Benefit Matters

        For one year following the closing date of the GFI Merger, CME will, or will cause one of its affiliates to provide, each Continuing Employee with (i) base salary at least equal to the base salary provided to such employee immediately prior to the closing date of the GFI Merger and (ii) benefits, other than equity compensation benefits, that, taken as a whole, are comparable in the aggregate to the benefits provided to them immediately prior to the closing date of the GFI Merger.

        For purposes of retained or continued benefit plans, eligibility and vesting under any new benefit plans, and for accrual purposes under vacation or severance plans, CME will recognize the service of each Continuing Employee as if that service had been performed for CME or its affiliates.

        With respect to any welfare plan maintained by Merger Sub 2 as the surviving company, Merger Sub 2 and its affiliates will use commercially reasonable efforts to waive all limitations as to preexisting conditions and exclusions and provide credit for co-payments and deductibles paid prior to the Effective Time.

        In addition, prior to the Effective Time, GFI and any subsidiaries of GFI, as applicable, will comply with all notice, consultation, collective bargaining or other bargaining obligations to any labor union, labor organization in connection with the transactions contemplated by the GFI Merger Agreement.

Consents and Approvals

        Each of GFI and CME will use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the GFI Merger Agreement, including:

  •
  making any filing required under the HSR Act and any relevant foreign competition laws with respect to the transactions contemplated by the GFI Merger Agreement as promptly as practicable after the date of the GFI Merger Agreement;

  •
  complying at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received from the FTC, the Antitrust Division or any other governmental entity (including under any relevant foreign competition laws) in respect of such filings or such transaction; and

  •
  acting in good faith and reasonably cooperating with the other party in connection with any such filings and in connection with resolving any investigation or other inquiry of any such agency or other governmental entity under any of the HSR Act, the relevant foreign competition laws, the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, each, as amended, and any other applicable laws or orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade with respect to any such filing or any such transaction.

        GFI, CME, Merger Sub 1 and Merger Sub 2 will use reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by the GFI Merger Agreement, except to the extent prohibited by applicable law. In addition, GFI and CME will give each other reasonable prior notice of any substantive communication with, and any proposed understanding, undertaking or agreement with, any governmental entity regarding any such filings or any such transaction.

        None of GFI, CME, Merger Sub 1 or Merger Sub 2 will independently participate in any meeting, or engage in any substantive conversation, with any governmental entity in respect of any filings, investigation or other inquiry without giving the other parties prior notice of the meeting or conversation and, unless prohibited by any such governmental entity, the opportunity to attend or participate. GFI, CME, Merger Sub 1 and Merger Sub 2 will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any of them in connection with proceedings under or relating to the HSR Act, any relevant foreign competition laws or other antitrust laws.

        In addition, CME and GFI will use their reasonable best efforts to resolve any objections asserted by any governmental entity with respect to the transactions contemplated by the GFI Merger Agreement under any antitrust laws. If any proceeding is instituted or threatened that challenges any such transaction as inconsistent with or violative of any antitrust law, CME and GFI will cooperate and use their reasonable best efforts vigorously to contest and resist (by negotiation, litigation or otherwise) any such proceeding, and to have vacated, lifted, reversed or overturned any temporary, preliminary or permanent order that is in effect and that prohibits, prevents, delays or restricts consummation of such transactions, unless CME reasonably and in good faith determines that litigation is not in its best interests. CME and GFI will use their reasonable best efforts to take any action required to cause the expiration of the notice periods, or to obtain the necessary approvals under, the HSR Act, if applicable, any relevant foreign competition laws or any other antitrust laws with respect to the transactions contemplated by the GFI Merger Agreement as promptly as possible after the execution of the GFI Merger Agreement.

        However, neither CME nor any subsidiary of CME will be required to take any action that would result in any Burdensome Condition.

        Under the GFI Merger Agreement, "Burdensome Condition" means making proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of CME, GFI or any of their respective subsidiaries or the holding separate (through the establishment of a trust or otherwise) of the equity securities of any subsidiary of CME or GFI or (ii) imposing or seeking to impose any limitation on the ability of CME, GFI or any of their respective subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of GFI, the subsidiaries of GFI, CME or the subsidiaries of CME, in each case other than (x) with respect to antitrust laws, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of CME and the subsidiaries of CME from or relating to the transactions proposed by the GFI Merger Agreement, or (y) with respect to regulatory approvals, any de minimis administrative or ministerial obligations of CME or any subsidiary of CME, other than, with respect to the IDB Business or IDB Subsidiaries, any such obligation that would exist following the Effective Time.

Existing GFI Indebtedness

Credit Agreement

        Prior to the closing of the GFI Merger, GFI will deliver to CME a payoff letter in commercially reasonable form under the second amended and restated credit agreement, dated December 20, 2010, by and among GFI and GFI Holdings Limited, as borrowers, the subsidiaries of GFI named therein as guarantors, Bank of America N.A., as administrative agent, Barclays Bank Plc and The Royal Bank of Scotland PLC, as co-syndication agents, the other lenders party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Bank Plc, as joint lead arrangers and joint book running managers, which is referred to as the Credit Agreement in this proxy statement/prospectus. Such payoff letter will evidence the amount necessary to repay or satisfy and discharge any indebtedness outstanding under the Credit Agreement, the termination of all agreements and obligations in connection therewith, and the release of all liens securing the obligations under such agreement. GFI will pay such payoff amounts at or prior to the closing of the GFI Merger Agreement in order to terminate the Credit Agreement at such closing.

Senior Notes due 2018

        At CME's written request, GFI will use its reasonable best efforts to commence as soon as reasonably practicable after receipt of such request (or at such later time as specified in such request), and conduct and consummate (i) an offer to purchase on the terms and conditions, including pricing conditions, specified by CME all or a portion of the outstanding 8.375% senior notes due 2018, which are referred to as the Senior Notes in this proxy statement/prospectus, issued pursuant to an indenture, dated as of July 19, 2011, between GFI and the Bank of New York Mellon Trust Company, N.A., as trustee, which is referred to as the Indenture in this proxy statement/prospectus, or (ii) a solicitation of consent of the holders of the Senior Notes to amendments to the Indenture as CME may specify, each subject to certain conditions.

        The closing of any such tender offer or consent solicitation will be expressly conditioned on the closing of the GFI Merger and none of the Senior Notes will be required to be accepted for purchase or purchased prior to such closing. GFI will use reasonable best efforts to provide all cooperation reasonably requested by CME in connection with such offer or solicitation except where it would unreasonably disrupt or interfere with the operations or business of GFI or its subsidiaries, or would require GFI or its subsidiaries to pay any fees, expenses or costs except as otherwise promptly reimbursed by CME. GFI will waive any of the conditions to such tender offer or consent solicitation as CME may reasonably request and will not, without CME's prior written consent, waive any of the conditions or make any changes to such offer or solicitation. CME may require that a tender offer is conducted on terms that would satisfy any of GFI's obligations under the Indenture to repurchase the Senior Notes pursuant to a repurchase event under the Indenture. In connection with a consent solicitation, if the required valid consents have been received from holders of the Senior Notes, GFI will use its reasonable best efforts to cause the trustee to execute a supplemental indenture and implement the authorized amendments, so long as any such amendment will not be effective until immediately prior to the Effective Time or be operative with respect to any period before the Effective Time, in each case (and in the case of the preceding sentences in this paragraph) subject to certain conditions and compliance with applicable law and regulations.

        If requested by CME in writing, GFI will take all actions requested by CME reasonably necessary, including the issuance of one or more notices of optional redemption for all or a portion of the outstanding aggregate principal amount of the Senior Notes pursuant to the Indenture, in order to effect the satisfaction and discharge of the Indenture pursuant to the Senior Notes and/or the covenant defeasance of the Senior Notes, in each case pursuant to the Indenture, which is referred to as a Discharge of the Senior Notes in this proxy statement/prospectus, and will effect such Discharge of the Senior Notes at the Effective Time or as otherwise specified by CME, subject to the following conditions:

  •
  in no event will GFI be required to consummate such Discharge of the Senior Notes or issue any irrevocable notice of redemption with respect to the Senior Notes prior to the closing of the GFI Merger;

  •
  to the extent that such Discharge of the Senior Notes can be conditioned on the completion of the GFI Merger, it will be so conditioned;

  •
  prior to GFI being required to issue any notice of redemption with respect to the Senior Notes, CME will set aside sufficient funds to deliver to GFI to effect such redemption; and

  •
  prior to GFI being required to effect such Discharge of the Senior Notes, CME will deliver to GFI or a paying agent selected or approved by CME and reasonably acceptable to GFI funds sufficient to enable GFI to effect such Discharge of the Senior Notes.

        GFI will provide, and must use reasonable best efforts to cause its representatives to provide, any other cooperation reasonably requested by CME to facilitate such Discharge of the Senior Notes.

        Any documents related to a tender offer or consent solicitation will be subject to prior review of, and comment by, CME and GFI, and must be reasonably acceptable to each of them. GFI will not waive any condition to any such offer or solicitation or any Discharge of the Senior Notes other than as agreed in writing between CME and GFI. GFI will, and will cause its subsidiaries and its and their representatives to, provide all cooperation reasonably requested by CME in connection with any such offer, solicitation or Discharge of the Senior Notes. GFI and its subsidiaries will, and will use reasonable best efforts to cause its counsel to, furnish legal opinions in customary form and scope relating to GFI and its subsidiaries, the Indenture and the Senior Notes and the GFI Merger to the extent required by the Indenture in connection with any such offer, solicitation or Discharge of the Senior Notes, so long as CME provides assistance and information in connection therewith as is reasonably requested by GFI. In connection with any such offer, solicitation or Discharge of the Senior Notes, CME may select one or more dealer managers, information agents, solicitation agents, tabulation agents, depositaries and other agents, in each case reasonably acceptable to GFI, to provide assistance in connection therewith, and GFI will use reasonable best efforts to enter into customary agreements with such parties so selected on terms reasonably satisfactory to CME.

        GFI and CME will keep each other reasonably informed regarding the status, results and timing of any tender offer, consent solicitation and Discharge of the Senior Notes. If, at any time prior to the completion of any tender offer or consent solicitation, GFI or CME discovers any information that should be set forth in an amendment or supplement to the offer and/or consent solicitation documents so that such documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information will use its reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by CME describing such information will be disseminated by GFI to the holders of the Senior Notes. GFI and CME will comply with all applicable laws in connection with any tender offer or consent solicitation.

        Any obligation of GFI to consummate any tender offer, consent solicitation or Discharge of the Senior Notes will be subject to CME delivering to GFI or to the trustee or applicable paying agent, tender or solicitation agent, as the case may be, on or prior to the date of such consummation, sufficient funds to consummate such tender offer, consent solicitation or Discharge of the Senior Notes, as applicable. CME will pay the fees and out-of-pocket expenses of any dealer manager, information agent, solicitation agent, tabulation agent, depositary or other agent retained in connection with the tender offer or consent solicitation pursuant to the applicable agent agreement. CME will also reimburse GFI and its subsidiaries for all of their documented reasonable out-of-pocket costs and expenses (including documented reasonable fees and disbursements of counsel) in connection with a tender offer, consent solicitation or Discharge of the Senior Notes promptly following the incurrence thereof and GFI's delivery to CME of reasonably satisfactory documentation thereof. CME will indemnify and hold harmless GFI, IDB Buyer and their respective affiliates and representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with any tender offer, consent solicitation and/or Discharge of the Senior Notes, and/or the provision of information utilized in connection therewith (other than information provided in writing by GFI specifically for use in connection therewith), in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of GFI's or its representatives' gross negligence, bad faith, willful misconduct or material breach of the GFI Merger Agreement, as applicable, or arise from disclosure provided by GFI or its representatives (including disclosures incorporated by reference in any tender offer or consent solicitation document) that contained a material misstatement or omission.

        GFI must use reasonable best efforts to ensure compliance with and discharge of its obligations under the Indenture, and to take all necessary actions in accordance with the terms of the Indenture, including delivery of any supplemental indentures, legal opinions, officers' certificates or other documents or instruments, in connection with the consummation of the GFI Merger.

        GFI will, and will use its reasonable best efforts to cause its representatives to, reasonably cooperate with CME in maintaining and/or seeking upgrades to the credit ratings assigned to the Senior Notes by each applicable rating agency, except where such cooperation would unreasonably disrupt or interfere with the business or operations of GFI or any of its subsidiaries. CME will reimburse GFI and its representatives for their documented reasonable out-of-pocket costs and expenses in connection with providing such cooperation promptly following the incurrence thereof and the delivery by GFI to CME of reasonably satisfactory documentation thereof.

Other Covenants and Agreements

        GFI and CME have made certain other covenants to and agreements with each other regarding various other matters including:

  •
  issuing press releases and other public announcements; and

  •
  providing each other notice with respect to certain events.

Conditions to Completion of the GFI Merger

        The respective obligations of each of GFI, CME, Merger Sub 1 and Merger Sub 2 to complete the GFI Merger are subject to the satisfaction or waiver, at or prior to the closing of the GFI Merger, of each of certain conditions, including the following:

  •
  the affirmative vote of (i) at least 66 2/3% of the shares of GFI Common Stock cast at the Special Meeting voting to adopt the GFI Merger Agreement, provided that such affirmative vote represents at least a majority of the outstanding shares of GFI Common Stock and (ii) the holders of a majority of the outstanding shares of GFI Common Stock that are held by GFI Disinterested Stockholders;

  •
  the shares of CME Class A Common Stock to be issued in the GFI Merger and such other shares to be reserved for issuance have been approved for listing on NASDAQ;

  •
  any applicable waiting period under the HSR Act has expired or been terminated, and no action has been instituted by the Antitrust Division or the FTC or under any foreign competition laws seeking to enjoin the GFI Merger or impose a Burdensome Condition unless such action is withdrawn, terminated or finally resolved;

  •
  all approvals under foreign competition laws, regulatory approvals and notices, each as set forth in the disclosure letter to be delivered by GFI in connection with the GFI Merger Agreement, have been provided and all related acknowledgements have been obtained;

  •
  no laws have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order has been issued and remains in effect, by a governmental entity or self-regulatory organization that would have the effect of making the GFI Merger illegal or otherwise prohibiting consummation of the GFI Merger, or seeking to impose a Burdensome Condition, unless such restraint is vacated, terminated or withdrawn (provided that the party asserting this condition will use its reasonable best efforts to prevent the entry of such restraint and to appeal as promptly as possible any judgment that may be entered);

  •
  the registration statement of which this proxy statement/prospectus forms a part has been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC; and

  •
  each of the conditions to the closing of the JPI Merger and the IDB Transaction have been satisfied or waived.

        The obligations of CME, Merger Sub 1 and Merger Sub 2 to effect the GFI Merger also are subject to the satisfaction or waiver by CME at or prior to the closing date of the GFI Merger of certain conditions, including the following:

  •
  the representations and warranties of GFI set forth in the GFI Merger Agreement must, both on the date of the GFI Merger Agreement and at the closing date of the GFI Merger, be true and correct except where the failure of such representations and warranties to be true and correct does not constitute a Material Adverse Effect, and provided that certain representations and warranties of GFI must be true and correct in all respects as of the date of the GFI Merger Agreement and at the closing date of the GFI Merger except for de minimis inaccuracies;

  •
  GFI's performance in all material respects its obligations under the GFI Merger Agreement at or prior to the closing date of the GFI Merger;

  •
  the delivery to CME of a certificate signed by the chief executive officer or the chief financial officer of GFI certifying that the above conditions with respect to the accuracy of representations and warranties and performance of the obligations of GFI have been satisfied;

  •
  the receipt by CME of a tax opinion from Skadden, dated as of the Effective Time, to the effect that the GFI Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of CME and GFI will be a party to such reorganization;

  •
  the completion of the GFI Pre-Closing Reorganization; and

  •
  immediately following the transactions contemplated by the GFI Merger Agreement, the CME Retained Subsidiaries will have working capital and available cash meeting certain minimum requirements, and CME has received a certificate of the chief financial officer of GFI to such effect.

        GFI's obligation to effect the GFI Merger is also subject to the satisfaction or waiver by GFI at or prior to the closing date of the GFI Merger of the following additional conditions:

  •
  the representations and warranties of CME, Merger Sub 1 and Merger Sub 2 set forth in the GFI Merger Agreement must, both on the date of the GFI Merger Agreement and at the closing date of the GFI Merger, be true and correct except where the failure of such representations and warranties to be true and correct does not constitute a Material Adverse Effect, and provided that certain representations and warranties of GFI must be true and correct in all respects as of the date of the GFI Merger Agreement and at the closing date of the GFI Merger except for de minimis inaccuracies;

  •
  each of CME, Merger Sub 1 and Merger Sub 2 has performed in all material respects its respective obligations under the GFI Merger Agreement at or prior to the closing date of the GFI Merger;

  •
  GFI has received a certificate signed by the chief executive officer and the chief financial officer of CME certifying that the above conditions with respect to the accuracy of representations and warranties and performance of the obligations of CME, Merger Sub 1 and Merger Sub 2 have been satisfied; and

  •
  the receipt by GFI of a tax opinion from White & Case to the effect that the GFI Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of GFI and CME will be a party to such reorganization.

Termination of the GFI Merger Agreement

Termination

        The GFI Merger Agreement may be terminated and the GFI Merger may be abandoned at any time prior to the Effective Time:

  •
  by mutual written consent of CME and GFI;

  •
  by either CME or GFI if, provided in each case that the failure of such condition was not caused by or the result of the failure of the party terminating the GFI Merger Agreement to fulfill any obligation under the GFI Merger Agreement:

  •
  the GFI Merger is not consummated by March 15, 2015;

  •
  a Restraint Termination Event occurs;

  •
  the approval of the GFI Merger Proposal has not been obtained at the Special Meeting or any adjournments or postponements thereof; or

  •
  either the JPI Merger Agreement or the IDB Purchase Agreement is terminated in accordance with its terms.

  •
  by CME if:

  •
  GFI has breached or failed to perform any of its representations, warranties or covenants under the GFI Merger Agreement, and such breach or failure to perform is incapable of being cured by GFI prior to March 15, 2015, or is not cured by the earlier of (x) 30 days following written notice to GFI by CME of such breach or (y) March 15, 2015, and such breach or failure to perform would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied (provided that CME, Merger Sub 1 or Merger Sub 2 is not then in breach of any representation, warranty, covenant or agreement contained in the GFI Merger Agreement that would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied), which is referred to as a GFI Breach Termination Event in this proxy statement/prospectus;

  •
  GFI or any of its subsidiaries or any of their respective representatives have breached in any material respect any of their respective non-solicitation obligations under the GFI Merger Agreement; or

  •
  the GFI Board or the Special Committee effects a Change in Recommendation for the GFI Merger, fails to publicly reaffirm its recommendation for approval of the GFI Merger Agreement following the public disclosure or announcement of a Takeover Proposal and within five business days of a request by CME, or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, fails to recommend that GFI Stockholders reject such tender offer or exchange offer within ten business days (provided, however, that CME will not have the right to terminate the GFI Merger Agreement from and after receipt of the approval of the GFI Merger Agreement by GFI Stockholders).

  •
  by GFI if:

  •
  CME, Merger Sub 1 or Merger Sub 2 has breached or failed to perform any of its representations, warranties or covenants in the GFI Merger Agreement, which breach or failure to perform is incapable of being cured by CME, Merger Sub 1 or Merger Sub 2 prior to March 15, 2015, or is not cured by the earlier of (x) 30 days following written notice to CME, Merger Sub 1 or Merger Sub 2 by GFI of such breach or (y) March 15, 2015, and such breach or failure to perform would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied (provided that GFI is not then in breach of any representation, warranty, covenant or agreement contained in the GFI Merger Agreement that would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied); or

  •
  the aggregate number of shares of CME Class A Common Stock issuable in the transactions contemplated by the GFI Merger Agreement and the JPI Merger Agreement would exceed the Issuance Cap.

Termination Fee

        GFI will pay CME a termination fee of $20,143,121 (net of any expense reimbursement paid by GFI to CME up to $5,755,177 as described below) if:

  •
  either CME or GFI terminates the GFI Merger Agreement after the failure to approve the GFI Merger Proposal at the Special Meeting or any adjournments or postponements thereof;

  •
  CME terminates the GFI Merger Agreement pursuant to a GFI Breach Termination Event;

  •
  CME terminates the GFI Merger Agreement pursuant to a breach by GFI of its non-solicitation obligations under the GFI Merger Agreement; or

  •
  CME terminates the GFI Merger Agreement upon the failure of the GFI Board to recommend approval of the GFI Merger Agreement or a Change in Recommendation as described above and in the GFI Merger Agreement, and, in each case as set forth above, within 12 months of such termination GFI consummates, or enters into a definitive agreement to consummate, a transaction contemplated by any Takeover Proposal, regardless of when made or thereafter consummated.

        If either CME or GFI terminates the GFI Merger Agreement after the failure to obtain the approval of the GFI Merger Proposal at the Special Meeting or any adjournments or postponements thereof, then GFI must reimburse CME for all of its reasonable and documented expenses up to a maximum amount of $5,755,177.

        If either CME or GFI terminates the GFI Merger Agreement upon (i) the failure to consummate the GFI Merger by March 15, 2015, (ii) a Restraint Termination Event or (iii) the termination of either the JPI Merger Agreement or the IDB Purchase Agreement in accordance with its terms, in each case, in connection with any failure to obtain any required regulatory approval, then GFI must reimburse CME for all of its reasonable expenses up to a maximum amount of $10,000,000.

Amendment

        The GFI Merger Agreement may be amended by the parties by action taken or authorized by their respective boards of directors (and, in the case of GFI, upon the recommendation of the Special Committee) at any time before or after approval of the matters presented in connection with the GFI Merger Agreement by GFI Stockholders, but, after such approval, no amendment may be made that requires further approval by such stockholders pursuant to applicable law or the rules of any relevant stock exchange absent such further approval.

Remedies

        The parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the GFI Merger Agreement and to enforce specifically the terms and provisions of the GFI Merger Agreement (and each party waived any requirement for the security or posting of any bond in connection with such remedy). This right is in addition to any other remedy to which such party is entitled at law or in equity, including monetary damages. The parties further agreed not to oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

 Annex C

JPI MERGER AGREEMENT

        This section describes the material terms of the JPI Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the JPI Merger Agreement, a copy of which is attached as Annex B and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the JPI Merger Agreement that is important to you. You are encouraged to read the JPI Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about GFI, CME or any of the parties to the JPI Merger Agreement. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings GFI and CME respectively make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page [      ] of this proxy statement/prospectus.

JPI Merger

        On July 30, 2014, concurrently with the execution of the GFI Merger Agreement, CME, Merger Sub 3, Merger Sub 4, JPI, New JPI, and Messrs. Gooch, Heffron and Brown entered into the JPI Merger Agreement providing, immediately prior to the closing of the GFI Merger, following a reorganization of JPI pursuant to which New JPI will become the record and beneficial owner of all of the shares of GFI Common Stock beneficially owned by JPI, for the merger of Merger Sub 3 with and into New JPI with New JPI continuing as the surviving corporation and which is referred to as the JPI Merger in this proxy statement/prospectus, which will be followed immediately thereafter by a merger of New JPI as the surviving corporation with and into Merger Sub 4, with Merger Sub 4 continuing as the surviving company and a wholly-owned subsidiary of CME and which is referred to as the JPI Subsequent Merger in this proxy statement/prospectus.

        At the effective time of the JPI Merger, by virtue of the JPI Merger and without any action on the part of holders of any shares of the capital stock of New JPI, each issued and outstanding share of New JPI Common Stock, other than shares of New JPI Common Stock owned by New JPI or a New JPI stockholder who has not consented to the JPI Merger and who has demanded appraisal rights pursuant to Section 262 of the DGCL, will be converted into and will thereafter represent the right to receive a fraction of a share of CME Class A Common Stock, the numerator of which equals the aggregate number of shares of CME Class A Common Stock that would be payable with respect to the 46,464,240 shares of GFI Common Stock beneficially owned by New JPI as if such shares were converted into the merger consideration provided for in the GFI Merger Agreement and the denominator of which equals the maximum number of shares of New JPI Common Stock that could be issued and outstanding immediately prior to the effective time of the JPI Merger following the consummation of the reorganization of JPI. At the effective time of the JPI Merger, all the shares of New JPI Common Stock will cease to be outstanding, will be cancelled and will cease to exist, and each certificate formerly representing any of the shares of New JPI Common Stock and each uncertificated share registered to a stockholder of New JPI on its stock transfer books will be converted thereafter into the right to receive the JPI merger consideration described above, the right, if any, to receive cash in lieu of fractional shares into which such shares would otherwise have been converted, and the right to receive any dividend issued or payable after the effective time of the JPI Merger, and each certificate formerly representing shares of New JPI Common Stock owned by New JPI stockholders will thereafter represent only the right to receive the payment described above. At the effective time of the JPI Merger, any shares of New JPI Common Stock owned by New JPI or any of its subsidiaries as treasury shares or otherwise will be cancelled and retired, and no consideration will be delivered in exchange therefor.

        At the effective time of the JPI Subsequent Merger, all limited liability company interests of Merger Sub 4 issued and outstanding immediately prior to the effective time of the JPI Subsequent Merger will cease to be outstanding, will be cancelled and will cease to exist. At the effective time of the Subsequent JPI Merger, each share of New JPI Common Stock issued and outstanding immediately prior to the effective time of the Subsequent JPI Merger will be converted into one limited liability company interest of Merger Sub 4 and will constitute the only limited liability company interests of the surviving company.

Stockholder Consent Agreement

        JPI and New JPI will mail to the other holders of common stock of JPI, which is referred to as JPI Common Stock in this proxy statement/prospectus, and New JPI Common Stock (other than Messrs. Gooch, Heffron and Brown) and use their respective commercially reasonable efforts to collect from each such holder (i) the information statement to be provided in connection with the issuance of shares of CME Class A Common Stock in the JPI Merger and (ii) the stockholder notice, waiver, agreement and representation form, which is referred to as a Stockholder Consent Agreement in this proxy statement/prospectus. Promptly upon receipt of such Stockholder Consent Agreements, JPI or New JPI will deliver copies of them to CME.

Conditions to Completion of the JPI Merger

        The consummation of the JPI Merger is a condition to the consummation of the GFI Merger. Each party's obligation to consummate the JPI Merger is subject to the satisfaction or waiver, to the extent applicable, of the following conditions:

  •
  JPI and New JPI shall have obtained an irrevocable action by written consent of Messrs. Gooch, Heffron and Brown to adopt the JPI Merger Agreement and approve the JPI Merger;

  •
  the shares of CME Class A Common Stock to be issued in the JPI Merger and such other shares to be reserved for issuance in connection with the JPI Merger have been approved for listing on NASDAQ;

  •
  any applicable waiting period under the HSR Act has expired or been terminated, and no action has been instituted by the Antitrust Division and the FTC or under any foreign competition laws seeking to enjoin the JPI Merger or impose a Burdensome Condition;

  •
  all approvals under foreign competition laws, regulatory approvals and notices have been provided and all related acknowledgements have been obtained;

  •
  no laws have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order has been issued and remains in effect, by a governmental entity or self-regulatory organization that would have the effect of making the JPI Merger illegal or otherwise prohibiting consummation of the JPI Merger, or seeking to impose a Burdensome Condition, unless such restraint is vacated, terminated or withdrawn (provided that the party asserting this condition will use its reasonable best efforts to prevent the entry of such restraint and to appeal as promptly as possible any judgment that may be entered); and

  •
  each of the conditions to the closing of the GFI Merger and the IDB Transaction have been satisfied or waived.

        The obligations of CME, Merger Sub 3 and Merger Sub 4 to effect the JPI Merger also are subject to the satisfaction or waiver by CME at or prior to the closing date of the JPI Merger of certain conditions, including the following:

  •
  the accuracy of the representations and warranties of JPI, New JPI and Messrs. Gooch, Heffron and Brown in the manner described in the JPI Merger Agreement;

  •
  each of JPI, New JPI and Messrs. Gooch, Heffron and Brown shall have performed or complied in all material respects its obligations under the JPI Merger Agreement on or prior to the closing date of the GFI Merger;

  •
  the delivery to CME of a certificate signed by each of Messrs. Gooch, Heffron and Brown and the chief executive officer or chief financial officer of each of JPI and New JPI certifying the accuracy of applicable representations and warranties and the satisfaction of the applicable performance obligations;

  •
  the receipt by CME of a tax opinion from Skadden, in form and substance reasonably satisfactory to CME, to the effect that the JPI Merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of CME and New JPI will be a party to such reorganization;

  •
  the reorganization contemplated by the JPI Merger Agreement is completed; and

  •
  the time period for exercising appraisal rights or dissenters' rights in connection with the reorganization contemplated by the JPI Merger Agreement and the JPI Merger Agreement shall have each expired and holders of not more than five percent (5%) of the issued and outstanding shares of New JPI Common Stock and holders of not more than five percent (5%) of the issued and outstanding shares of JPI Common Stock shall have demanded (and not withdrawn) appraisal of their shares.

        The obligation of New JPI to effect the JPI Merger also is subject to the satisfaction or waiver by New JPI at or prior to the closing date of the JPI Merger of certain conditions, including the following:

  •
  the accuracy of the representations and warranties of CME, Merger Sub 3 and Merger Sub 4 in the manner described in the JPI Merger Agreement;

  •
  the satisfaction of the performance obligations of each of CME, Merger Sub 3 and Merger Sub 4 under the JPI Merger Agreement on or prior to the closing date of the JPI Merger;

  •
  the delivery to CME of a certificate signed by the chief executive officer or chief financial officer of CME certifying the accuracy of applicable representations and warranties and the satisfaction of the applicable performance obligations;

  •
  the receipt by New JPI of a tax opinion from Willkie Farr, in form and substance reasonably satisfactory to New JPI, to the effect that the JPI Merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of New JPI and CME will be a party to such reorganization; and

  •
  the receipt by New JPI of a statement from CME meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3) and Treasury Regulations Section 1.897-2(h), in form and substance reasonably satisfactory to New JPI.

        Under the JPI Merger Agreement, "Burdensome Condition" means making proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of CME, the subsidiaries of CME or New JPI (including the shares of GFI Common Stock) or the holding separate (through the establishment of a trust or otherwise) of the equity securities of any CME subsidiary, New JPI or the shares of GFI Common Stock or (ii) imposing or seeking to impose any limitation on the ability of CME, the subsidiaries of CME or New JPI to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of New JPI (including the shares of GFI Common Stock), CME or the subsidiaries of CME, in each case other than (x) with respect to antitrust laws, any such proposals, executing or carrying out agreements

(including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of CME and the subsidiaries of CME from or relating to the transactions proposed by the JPI Merger Agreement, or (y) with respect to regulatory approvals, any de minimis administrative or ministerial obligations of CME or any subsidiary of CME, other than, with respect to the IDB Business or IDB Subsidiaries, any such obligation that would exist following the effective time of the JPI Merger.

Termination

        The JPI Merger Agreement contains customary termination rights for each of CME and New JPI, including if the JPI Merger is not completed on or before March 15, 2015 or if either the GFI Merger Agreement or the IDB Purchase Agreement is terminated in accordance with its terms. There is no termination fee or expense reimbursement payable by any party or GFI in connection with the termination of the JPI Merger Agreement.

Representations and Warranties; Covenants

        The JPI Merger Agreement contains detailed representations and warranties of CME, Merger Sub 3, Merger Sub 4, JPI, New JPI and Messrs. Gooch, Heffron and Brown. The parties have agreed to various covenants and agreements, including, among others, an agreement to use their respective reasonable best efforts to resolve any objections asserted by any governmental entity with respect to the transactions contemplated by the JPI Merger Agreement under any antitrust laws, an agreement by JPI and New JPI to conduct their respective businesses in the ordinary course during the period prior to the closing of the JPI Merger and not to take certain actions during this period, an agreement by Messrs. Gooch, Heffron and Brown not to sell, transfer, assign, encumber or otherwise dispose of shares of JPI Common Stock and New JPI Common Stock, an agreement by JPI, New JPI and Messrs. Gooch, Heffron and Brown to use their commercially reasonable efforts to collect from the other holders of JPI Common Stock and New JPI Common Stock a Stockholder Consent Agreement and to take all steps necessary to complete the reorganization contemplated by the JPI Merger Agreement prior to the closing, and an agreement by CME to register the shares of CME Class A Common Stock issued in the JPI Merger under the Securities Act as soon as reasonably practicable after the JPI Merger.

Other Terms

        In addition to the foregoing terms, the JPI Merger Agreement contains substantially similar provisions, as applicable with respect to JPI and New JPI, to the GFI Merger Agreement. These include provisions described above in the sections entitled "The GFI Merger Agreement—No Solicitation or Negotiation of Takeover Proposals," "—Access to Information," "—Expenses," "—Consents and Approvals," "—Other Covenants and Agreements," "—Amendment and Modification and "—Remedies" of this proxy statement/prospectus.

 Annex D

IDB PURCHASE AGREEMENT

        This section describes the material terms of the IDB Purchase Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the IDB Purchase Agreement, a copy of which is attached as Annex C and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the IDB Purchase Agreement that is important to you. You are encouraged to read the IDB Purchase Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about GFI, CME or any of the parties to the IDB Purchase Agreement. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings GFI and CME respectively make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page [    ] of this proxy statement/prospectus.

Purchase and Sale; Assumption of Assumed Liabilities

Purchase and Sale

        The IDB Purchase Agreement provides for IDB Buyer to purchase from Merger Sub 2, and Merger Sub 2 to sell, transfer and assign to IDB Buyer, all of Merger Sub 2's right, title and interest in and to all of the issued and outstanding securities of the IDB Subsidiaries.

Assumption of Assumed Liabilities

        At the closing of the IDB Transaction, IDB Buyer will assume and pay, perform, fulfill and discharge, as they become due, any and all liabilities, obligations or commitments relating to the following, which are referred to, collectively, as the Assumed Liabilities in this proxy statement/prospectus:

  •
  RSUs outstanding immediately before the Effective Time and then held by any person other than a Continuing Employee or a non-employee director of GFI (who are the members of the Special Committee);

  •
  any legal proceedings involving third parties initiated or threatened in writing prior to the closing of the IDB Transaction to which GFI, JPI, New JPI or any of their respective affiliates is a party except for any legal proceeding brought by or on behalf of GFI Stockholders directly relating to, arising out of or in connection with the GFI Merger or the related transactions; and

  •
  benefit plans of GFI maintained immediately before the closing of the IDB Transaction, other than those maintained exclusively by the CME Retained Subsidiaries solely for the benefit of Continuing Employees.

        In addition, as a result of the GFI Pre-Closing Reorganization to be completed prior to the JPI Merger, the GFI Merger and the IDB Transaction, all assets and liabilities of the IDB Business that are not owned by the IDB Subsidiaries will be transferred, sold and assigned to the IDB Subsidiaries.

IDB Purchase Price and Payment of the IDB Purchase Price

        In consideration for IDB Buyer's purchase of all of Merger Sub 2's right, title and interest in and to all of the issued and outstanding securities of the IDB Subsidiaries, IDB Buyer will pay Merger Sub 2 the IDB Purchase Price, which consists of cash in an amount equal to $165,000,000. IDB Buyer will deposit cash in immediately available funds sufficient to pay the purchase price at the closing of the IDB Transaction with Wells Fargo, N.A., as the escrow agent, pursuant to an escrow agreement to be entered into prior to the closing of the IDB Transaction. At the closing of the IDB Transaction, the escrow agent will pay to Merger Sub 2, on behalf of IDB Buyer, the IDB Purchase Price in cash by wire transfer of immediately available funds.

Estimated Available Cash Allocation

        At the closing of the IDB Transaction, the chief financial officer of GFI must deliver to CME an estimated closing certificate setting forth the estimated amount as of the closing date of the IDB Transaction, immediately following the consummation of the GFI Merger and the related transactions and giving effect thereto, of (i) available cash, (ii) working capital and (iii) tangible equity. The amount of available cash set forth in the estimated closing certificate, delivered by GFI to CME pursuant to the GFI Merger Agreement, will be allocated as follows:

  •
  an amount equal to the sum of (i) $40,000,000 (or $35,300,000 if GFI makes its January 2015 principal and interest payment on the Senior Notes prior to the closing of the IDB Transaction) plus (ii) any amount required to be paid by CME or any subsidiary of CME as of or following the Effective Time with respect to directors' and officers' and employed lawyers' liability insurance and fiduciary liability insurance policies, will be transferred to or retained by, as applicable, the CME Retained Subsidiaries;

  •
  an amount equal to the positive difference, if any, of (i) $1,200,000 minus (ii) the amount of working capital of the CME Retained Subsidiaries set forth in the estimated closing certificate will be transferred to or retained by, as applicable, the CME Retained Subsidiaries; and

  •
  to the extent there is remaining available cash after the allocations described in the previous two bullets, all such available cash will be transferred to or retained by, as applicable, the IDB Subsidiaries unless (i) the tangible equity on the balance sheet of the IDB Subsidiaries is equal to or greater than $214,117,655 and (ii) the amount of such remaining available cash exceeds $190,986,509, in which case, the lesser amount of such (x) remaining available cash in excess of $190,986,509 or (y) tangible equity in excess of $214,117,655 will be transferred to or retained by, as applicable, the CME Retained Subsidiaries.

Representations and Warranties

        The IDB Purchase Agreement contains representations and warranties by IDB Buyer that are subject, in some cases, to specified exceptions and qualifications contained in the IDB Purchase Agreement, in any report, schedule, form, statement, exhibit or other document filed with or furnished to the SEC from January 1, 2014 and prior to July 25, 2014 or in the disclosure schedules delivered by IDB Buyer to Merger Sub 2 in connection with the IDB Purchase Agreement, excluding, in each case, any disclosures set forth in any risk factor section or in any such report, schedule, form, statement, exhibit and document that are cautionary, predictive or forward looking in nature.

        These representations and warranties relate to, among other things:

  •
  due organization, good standing and qualification to conduct business;

  •
  capital structure and subsidiaries;

  •
  the absence of preemptive or other similar rights on the part of any holder of any class of securities of any IDB Subsidiary;

  •
  the absence of any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of any securities of any IDB Subsidiary on any matter submitted to such holders of securities;

  •
  corporate authority and authorization relating to the execution, delivery and performance of the IDB Purchase Agreement;

  •
  the absence of breach or violation of, or a default under, constituent documents or violation of law or rule of any self-regulatory organization as a result of the execution and delivery of the IDB Purchase Agreement;

  •
  the absence of any change in the rights or obligations under agreements to which IDB Buyer, JPI, New JPI, any IDB Subsidiary or any CME Retained Subsidiary is a party;

  •
  governmental clearances, consents, approvals, orders, licenses or authorizations, declarations, registrations, permits, expirations of waiting periods or authorizations necessary to complete the IDB Transaction;

  •
  the assets, properties or rights of the IDB Subsidiaries and the IDB Business;

  •
  the absence of certain undisclosed liabilities;

  •
  the absence of a Material Adverse Effect, and the conduct by the IDB Subsidiaries of their respective businesses in the ordinary course consistent with past practice, since January 1, 2014;

  •
  the absence of any action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy pending, threatened in writing, affecting, or, to the knowledge of IDB Buyer, threatened against any IDB Subsidiary;

  •
  the holding, effect, and compliance with, all material permits, licenses, variances, exemptions, certificates, consents, orders, approvals or other authorizations from any governmental entities and self-regulatory organizations which are required for the lawful conduct of their respective businesses or ownership of their respective assets and properties of the IDB Subsidiaries;

  •
  compliance with applicable laws and the applicable rules of self-regulatory organizations;

  •
  intellectual property;

  •
  the Commitment Letter and financing of the IDB Transaction;

  •
  the existence of contracts, agreements, commitments and arrangements between any CME Retained Subsidiary, on the one hand, and IDB Buyer, the IDB Subsidiaries, their respective affiliates or its or their respective affiliates' respective officers, directors, employees, controlling persons, agents or representatives or their respective successors and assigns, on the other hand;

  •
  RSUs;

  •
  the accuracy of certain representations and warranties with respect to Trayport and FENICS and the CME Retained Subsidiaries, in each case, to the knowledge of IDB Buyer;

  •
  the investment purpose of IDB Buyer in connection with the IDB Transaction; and

  •
  broker's and finder's fees.

        The IDB Purchase Agreement also contains representations and warranties by Merger Sub 2 relating to the following:

  •
  due organization, good standing and qualification to conduct business;

  •
  the formation of Merger Sub 2 for the purposes of engaging in the GFI Merger and the related transactions and the absence of any liabilities;

  •
  authority and authorization relating to the execution, delivery and performance of the IDB Purchase Agreement;

  •
  the absence of breach or violation of, or a default under, constituent documents or violation of law or rule of any self-regulatory organization as a result of the execution and delivery of the IDB Purchase Agreement;

  •
  the absence of any action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy pending, threatened in writing, affecting, or, to the knowledge of CME, threatened against any subsidiary of CME (including Merger Sub 2) which would reasonably be expected to restrain, enjoin or delay the consummation of the GFI Merger or any of the related transactions; and

  •
  broker's and finder's fees.

        Some of the representations and warranties made by IDB Buyer contained in the IDB Purchase Agreement are qualified by a Material Adverse Effect standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on IDB Buyer or the IDB Subsidiaries, taken as a whole).

        For purposes of the IDB Purchase Agreement, a "Material Adverse Effect" means, with respect to IDB Buyer or the IDB Subsidiaries, any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, (i) would reasonably be expected to prevent or materially impair or delay the ability of IDB Buyer, JPI, New JPI, any IDB Subsidiary or any CME Retained Subsidiary to perform their respective obligations under the IDB Purchase Agreement or consummate the IDB Transaction or (ii) has been, or would reasonably be expected to be, materially adverse to the business, assets, properties, liabilities, results of operations or financial condition of the IDB Subsidiaries taken as a whole, but excluding any such effect resulting from or arising in connection with the following:

  •
  general economic or regulatory conditions or changes;

  •
  financial or security market fluctuations or conditions;

  •
  changes in or events affecting the industries or markets in which the IDB Subsidiaries operate;

  •
  any effect arising out of a change in GAAP or law;

  •
  the announcement or pendency of the IDB Purchase Agreement and the GFI Merger and the related transactions or the identity of Merger Sub 2, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators;

  •
  changes in the market price or trading volume of GFI Common Stock on the NYSE;

  •
  any failure by the IDB Subsidiaries to meet any estimates or outlook of revenues or earnings or other financial projections;

  •
  natural disasters; and

  •
  national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring prior to, on or after the date of the IDB Purchase Agreement;

except, in certain of the circumstances mentioned above, to the extent the IDB Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which the IDB Subsidiaries operate.

No Solicitation

        The IDB Purchase Agreement provides that IDB Buyer will not, and IDB Buyer will not authorize or permit any of its affiliates (including JPI and New JPI) or any of its or their respective officers, directors, employees or other representatives to, directly or indirectly:

  •
  initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes an IDB Takeover Proposal;

  •
  adopt, or publicly propose to adopt, or allow IDB Buyer, JPI or New JPI to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking or understanding in connection with or relating to any IDB Takeover Proposal; or

  •
  other than with CME, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any IDB Takeover Proposal.

        Under the IDB Purchase Agreement, an "IDB Takeover Proposal" means any proposal or offer for a direct or indirect (i) merger, binding share exchange, recapitalization, reorganization, scheme of arrangement under the United Kingdom Companies Act 2006, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving GFI or one or more of its subsidiaries (including the IDB Subsidiaries), (ii) the acquisition or purchase, including by lease, exchange, mortgage, pledge, transfer or other acquisition or assumption, of 20% or more of the fair value of the assets or 20% or more of any class of equity or voting securities of (a) GFI and its subsidiaries or (b) the IDB Subsidiaries, in each case taken as a whole and in one transaction or a series of related transactions, (iii) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 20% or more of the voting power of GFI's or any of the IDB Subsidiary's securities or (iv) any transaction, or combination of transactions, similar to the foregoing in each case other than the GFI Merger or the related transactions.

Existing Discussions or Negotiations

        In the IDB Purchase Agreement, subject to certain limited exceptions, IDB Buyer agreed to, and to cause JPI, New JPI and its and their respective officers, directors, employees or other representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons or their officers, directors, employees or other representatives conducted prior to the date of the IDB Purchase Agreement with respect to any IDB Takeover Proposal and to request the prompt return or destruction of any confidential information previously furnished to such persons in connection therewith in accordance with the terms of any applicable confidentiality agreement.

Expenses

        Subject to certain exceptions, all out-of-pocket expenses (including, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party and its affiliates), whether or not the GFI Merger and the related transactions are consummated, will be paid by the party incurring such out-of-pocket expenses, except with respect to all fees associated with the HSR Act and any required filings or notifications under any foreign antitrust merger control laws, which will be shared equally by Merger Sub 2 and IDB Buyer.

Employee Plans

        Effective as of the closing of the IDB Transaction, IDB Buyer will, or will cause the IDB Subsidiaries to, retain or assume, as applicable, all liabilities and obligations under or otherwise in respect of each benefit plan of GFI maintained immediately before the closing of the IDB Transaction, other than any benefit plan of GFI maintained exclusively by the CME Retained Subsidiaries solely for the benefit of Continuing Employees, and IDB Buyer shall cause each Continuing Employee to cease participation in any benefit plans of GFI that are retained or assumed by IDB Buyer.

IDB Restricted Stock Units

        No later than five business days prior to the closing of the IDB Transaction, IDB Buyer must take all actions necessary to:

  •
  provide that each GFI Option will be canceled as of the Effective Time for no consideration;

  •
  provide that each RSU outstanding at the Effective Time and not held by a Continuing Employee will be converted into an obligation of IDB Buyer;

  •
  provide that IDB Buyer will be solely responsible for the withholding, payment and reporting of taxes arising with respect to GFI Options and such RSUs;

  •
  provide that neither Merger Sub 2 nor any affiliate of Merger Sub 2 will have any liability in respect of any GFI Option or such RSUs, and neither Merger Sub 2 nor any affiliate of Merger Sub 2 will have any obligation to make any reports or notifications to any relevant taxing authority or other governmental entity in relation to GFI Options or such RSUs; and

  •
  subject to certain limitations, obtain the consent of holders of such RSUs to the cancellation or conversion of their RSUs and a release of any claims arising in connection with such RSUs in favor of Merger Sub 2 and its affiliates in a form and at a time reasonably acceptable to Merger Sub 2.

Non-Competition and Non-Solicitation of Employees and Customers

Non-Competition

        For a period of 30 months from the closing date of the IDB Transaction, IDB Buyer may not, in any capacity, nor may it authorize or permit any of its affiliates or any of its and their respective directors, officers, employees, representatives or consultants to, directly or indirectly, engage in any business anywhere in the world that competes with, in whole or in part, the CME Retained Subsidiaries as operated or proposed to be operated immediately prior to the closing date of the IDB Transaction. In the event of any bona fide acquisition by an unaffiliated third party, whether by purchase, merger, consolidation, reorganization or other similar business combination transaction, of all or substantially all of the assets or voting securities of the IDB Subsidiaries, taken as a whole, such non-competition prohibition will be limited to the prohibition on the use of IDB Buyer's and the IDB Subsidiaries' assets, including technology, to provide a broker or exchange aggregated platform that competes with the CME Retained Subsidiaries in Europe or Asia and develop or market a foreign exchange option pricing or workflow platform.

Customer Non-Solicitation

        For a period of 30 months from and after the closing date of the IDB Transaction, IDB Buyer may not, in any capacity, including as partner, member, stockholder or investor, nor may it authorize or permit any of its affiliates or any of its and their respective directors, officers, employees, representatives or consultants to, (i) solicit, induce or otherwise cause, or attempt to solicit, induce or otherwise cause, any customer, supplier, licensor or licensee of the CME Retained Subsidiaries (as of immediately prior to the closing) to engage in business with a competitor of the CME Retained Subsidiaries, or (ii) interfere in any way with the relationship between the CME Retained Subsidiaries and any of their respective customers, suppliers, licensors or licensees of the CME Retained Subsidiaries (as of immediately prior to the closing of the IDB Transaction).

Employee Non-Solicitation

        For a period of two years from the closing date of the IDB Transaction, each of IDB Buyer and Merger Sub 2 may not, in any capacity, including as partner, member, stockholder or investor, nor may they authorize or permit any of their respective affiliates or any of its and their respective directors, officers, employees, representatives or consultants to, directly or indirectly, cause, induce or attempt to cause or induce any employee of, in the case of IDB Buyer, the CME Retained Subsidiaries or, in the case of Merger Sub 2, IDB Buyer or the IDB Subsidiaries, to terminate such relationship, in any way interfere with the relationship between, in the case of IDB Buyer, the CME Retained Subsidiaries and any of their respective employees or, in the case of Merger Sub 2, IDB Buyer and the IDB Subsidiaries and any of their respective employees, or hire, retain, employ or otherwise engage or attempt to hire, retain employ or otherwise engage as an employee, independent contractor or otherwise, any employee of, in the case of IDB Buyer, any employee of the CME Retained Subsidiaries, or, in the case of Merger Sub 2, any employee of IDB Buyer or the IDB Subsidiaries.

Conduct

        As of the closing date of the IDB Transaction, for so long as Merger Sub 2 is the direct or indirect parent entity of the IDB Subsidiaries, Merger Sub 2 will maintain and preserve the IDB Business, the IDB Subsidiaries and the IDB Subsidiaries' assets and will not, and will cause its affiliates (including the IDB Subsidiaries) to not, take any action with respect to the IDB Subsidiaries or the IDB Business other than as necessary and contemplated by the transactions contemplated by the GFI Merger Agreement, the JPI Merger Agreement and the IDB Purchase Agreement.

Conditions to Completion of the IDB Transaction

        The respective obligations of each of Merger Sub 2 and IDB Buyer to effect the IDB Transaction are subject to the satisfaction or waiver, at or prior to the closing of the IDB Transaction, of certain conditions, including:

  •
  any waiting period (and any extension thereof) applicable to the IDB Transaction under the HSR Act or any required foreign antitrust merger control laws must have expired or been terminated;

  •
  absence of any law being adopted or promulgated after the date of the IDB Purchase Agreement or a temporary restraining order, preliminary or permanent injunction or other order issued and remaining in effect, by any governmental entity or self-regulatory organization, in each case, making the IDB Transaction illegal or otherwise prohibiting consummation of the IDB Transaction or seeking to impose a Burdensome Condition and such law or other legal action has become final and non-appealable; and

  •
  the JPI Merger and GFI Merger must have been consummated.

        The obligations of Merger Sub 2 to effect the IDB Transaction are also subject to the satisfaction or waiver by Merger Sub 2, on or prior to the closing date of the IDB Transaction, of certain conditions, including the following:

  •
  accuracy of the representations and warranties made in the IDB Purchase Agreement by IDB Buyer, subject to certain materiality thresholds, as of the date of the IDB Purchase Agreement or as of another time if specifically required to be accurate as of such time;

  •
  IDB Buyer must have performed or complied in all material respects with all agreements and covenants required to be performed by it under the IDB Purchase Agreement at or prior to the closing date of the IDB Transaction;

  •
  the delivery to Merger Sub 2 of a certificate signed by the chief executive officer or chief financial officer of IDB Buyer certifying the accuracy of the representations and warranties and performance or compliance required to be performed or complied with, each as described in the previous two bullets;

  •
  since January 1, 2014, there must not have been a Material Adverse Effect on IDB Buyer or the IDB Subsidiaries;

  •
  Merger Sub 2 must have received duly executed ancillary agreements required by the IDB Purchase Agreement; and

  •
  the limited recourse pledge agreement, by and among MNC Holdco LLC and Merger Sub 2, which is referred to as the Pledge Agreement in this proxy statement/prospectus, must be in full force and effect and Merger Sub 2 must have a perfected security interest in the shares of CME Class A Common Stock owned by MNC Holdco LLC subject to, and as set forth in, the Pledge Agreement.

        IDB Buyer's obligation to effect the IDB Transaction is also subject to the satisfaction or waiver by IDB Buyer on or prior to the closing date of the IDB Transaction of certain conditions, including the following:

  •
  accuracy of the representations and warranties made in the IDB Purchase Agreement by Merger Sub 2, subject to certain materiality thresholds, as of the date of the IDB Purchase Agreement or as of another time if specifically required to be accurate as of such time;

  •
  Merger Sub 2 must have performed or complied in all material respects with all agreements and covenants required to be performed by it under the IDB Purchase Agreement at or prior to the closing date of the IDB Transaction;

  •
  the delivery to IDB Buyer of a certificate signed by an officer of Merger Sub 2 certifying the accuracy of the representations and warranties and performance or compliance required to be performed or complied with, each as described in the previous two bullets;

  •
  IDB Buyer must have received duly executed ancillary agreements required by the IDB Purchase Agreement; and

  •
  since January 1, 2014, there must not have been a Material Adverse Effect on IDB Buyer or the IDB Subsidiaries.

        Under the IDB Purchase Agreement, "Burdensome Condition" means making proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Merger Sub 2, IDB Buyer or any of their respective affiliates or the holding separate (through the establishment of a trust or otherwise) of the equity securities of any affiliate of Merger Sub 2 or IDB Buyer, (ii) obligating either IDB Buyer or Merger Sub 2 or any of their respective affiliates or principals, directors, officers, employees or agents to provide a material guarantee of material obligations of any third party or extend any material loan or financing to any person or provide for the material indemnification of any person, or (iii) imposing or seeking to impose any limitation on the ability of Merger Sub 2, IDB Buyer or any of their respective affiliates to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Merger Sub 2, IDB Buyer or their respective affiliates, in each case other than (A) with respect to Antitrust Laws, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of Merger Sub 2 and its affiliates or IDB Buyer and its affiliates, as applicable, from or relating to the GFI Merger and the related transactions, (B) with respect to regulatory approvals, (1) in the case of Merger Sub 2 or its affiliates or principals, directors, officers, employees or agents, any de minimis administrative or ministerial obligations of Merger Sub 2 or any of its affiliates, or (2) in the case of IDB Buyer or its affiliates or principals, directors, officers, employees or agents, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not constitute a Material Adverse Effect, or (C) with respect to certain commercial agreements entered into in connection with the IDB Purchase Agreement, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of Merger Sub 2 and its affiliates or IDB Buyer and its affiliates.

Termination of the IDB Purchase Agreement

        The IDB Purchase Agreement may be terminated and the IDB Transaction may be abandoned at any time prior to the closing of the IDB Transaction (provided that in each of the following cases, the party terminating the IDB Purchase Agreement has not failed to fulfill any obligation under the IDB Purchase Agreement that has been the cause of, or resulted in, the failure of any such condition):

  •
  by mutual written consent of Merger Sub 2 and IDB Buyer;

  •
  by either Merger Sub 2 or IDB Buyer if:

  •
  the IDB Transaction has not been consummated by March 15, 2015;

  •
  any law has been adopted or promulgated after the date of the IDB Purchase Agreement or a temporary restraining order, preliminary or permanent injunction or other order is issued and remains in effect by any governmental entity or self-regulatory organization, in each case, making the IDB Transaction illegal or otherwise prohibiting consummation of the IDB Transaction or seeking to impose a Burdensome Condition and such law or other legal action has become final and non-appealable; or

  •
  either the GFI Merger Agreement or the JPI Merger Agreement is terminated in accordance with its terms.

  •
  by Merger Sub 2 if:

  •
  IDB Buyer breaches or fails to perform any of its representations, warranties or covenants in the IDB Purchase Agreement such that the related conditions to the obligation of Merger Sub 2 to close the IDB Transaction would not be satisfied or such breach is not curable or, if curable, is not cured by the 30th day following notice to IDB Buyer from Merger Sub 2 of such breach or failure, provided that Merger Sub 2 is not then in breach of any of its representations, warranties, covenants or agreements contained in the IDB Purchase Agreement such that the related conditions to the obligation of IDB Buyer to close the IDB Transaction would not be satisfied; or

  •
  either the GFI Merger Agreement or the JPI Merger Agreement is terminated in accordance with its terms.

  •
  by IDB Buyer if:

  •
  Merger Sub 2 breaches or fails to perform any of its representations, warranties or covenants in the IDB Purchase Agreement such that the related conditions to the obligation of IDB Buyer to close the IDB Transaction would not be satisfied or such breach is not curable or, if curable, is not cured by the 30th day following notice to Merger Sub 2 from IDB Buyer of such breach or failure, provided that IDB Buyer is not then in breach of any of its representations, warranties, covenants or agreements contained in the IDB Purchase Agreement such that the related conditions to the obligation of Merger Sub 2 to close the IDB Transaction would not be satisfied.

Indemnification

Indemnification by IDB Buyer

        The IDB Purchase Agreement provides that, from and after the closing of the IDB Transaction, except with respect to taxes and tax returns, IDB Buyer will indemnify, defend and hold harmless Merger Sub 2, its affiliates, the CME Retained Subsidiaries, their respective successors and assigns and the respective officers, directors, employees or other representatives of each of the foregoing from and against all losses, damages, liabilities, claims, costs and expenses, interest, penalties, judgments and settlements that arise out of, result from or are incident to, directly or indirectly:

  •
  the breach or inaccuracy of any representation or warranty made by IDB Buyer under the IDB Purchase Agreement;

  •
  the breach of or failure to perform any covenant or agreement contained in the IDB Purchase Agreement by IDB Buyer;

  •
  the purchased interests and Assumed Liabilities;

  •
  the IDB Subsidiaries and IDB Business whether before or after the closing of the IDB Transaction;

  •
  the pre-closing reorganization;

  •
  any exercise of appraisal rights or dissenters' rights by holders of JPI Common Stock in connection with the reorganization contemplated by the JPI Merger Agreement or the excess, if any, of the aggregate amount ultimately required to be paid to holders of New JPI Common Stock pursuant to appraisal rights or dissenters' rights over the aggregate amount such holders would have otherwise received with respect to such shares, plus any reasonable expenses incurred arising out of the exercise of such appraisal rights or dissenters' rights; and

  •
  any failure by GFI or a subsidiary of GFI prior to closing to undertake any right to work checks and/or secure appropriate visas or other necessary immigration authorizations or licenses required by applicable immigration authorities.

        The indemnification payments required to be paid by IDB Buyer for losses for the breach or inaccuracy of certain representations and warranties made by IDB Buyer under the IDB Purchase Agreement is limited to an amount not to exceed a cap of $33,000,000, subject to a deductible of $1,650,000.

Indemnification by Merger Sub 2

        The IDB Purchase Agreement provides that, from and after the closing of the IDB Transaction, except with respect to taxes and tax returns, Merger Sub 2 will indemnify, defend and hold harmless IDB Buyer, its affiliates, their respective successors and assigns and the respective officers, directors, employees or other representatives of each of the foregoing from and against any and all losses, damages, liabilities, claims, costs and expenses, interest, penalties, judgments and settlements that arise out of, result from or are incident to, directly or indirectly:

  •
  the breach or inaccuracy of any representation or warranty made by Merger Sub 2 under the IDB Purchase Agreement;

  •
  the breach of or failure to perform any covenant or agreement contained in the IDB Purchase Agreement by IDB Buyer;

  •
  the CME Retained Subsidiaries, Trayport and FENICS whether before or after the closing of the IDB Transaction except to the extent relating to the Assumed Liabilities or any breach of any representation, warranty or covenant of IDB Buyer contained in the IDB Purchase Agreement; and

  •
  the Senior Notes.

Survival of Representations, Warranties and Covenants.

        The representations and warranties of Merger Sub 2 contained in the IDB Purchase Agreement will generally survive until the expiration of the applicable statute of limitations with respect to the matters addressed in such representations and warranties except for Merger Sub 2's representations regarding the absence of any known violation of law in connection with the execution and delivery of the IDB Purchase Agreement and the transactions contemplated thereby and the absence of any proceeding which would reasonably be expected to restrain, enjoin or delay the consummation of the GFI Merger or any of the related transactions, each of which will survive until the third anniversary of the closing date of the IDB Transaction. The representations and warranties of IDB Buyer contained in the IDB Purchase Agreement will generally survive until the third anniversary of the closing date of the IDB Transaction except for certain representations and warranties made by IDB Buyer regarding corporate existence, good standing, capital structure, subsidiaries, due authorization, execution, delivery and validity of the IDB Purchase Agreement, absence of any conflict with organizational documents, fees payable to financial advisors in connection with the transactions contemplated by the IDB Purchase Agreement, each of which will survive until the expiration of the applicable statute of limitations with respect to the matters addressed in such representations and warranties.

        The covenants and agreements of the parties under the IDB Purchase Agreement will generally not expire and survive until such obligations have been fully discharged.

Pledge Agreement

        Pursuant to the Pledge Agreement, shares of CME Class A Common Stock having a value equal to $90,000,000 (based on the Exchange Ratio) received by Messrs. Gooch, Heffron and Brown in the JPI Merger will be contributed to MNC Holdco LLC, which is referred to as the Limited Recourse Guarantor in this proxy statement/prospectus, a newly formed holding company affiliated with Messrs. Gooch, Heffron and Brown, which will pledge such shares to Merger Sub 2 as security for the indemnification obligations of IDB Buyer pursuant to the IDB Purchase Agreement. Such pledge will be subordinate to a pledge of such shares for the benefit of the senior secured term loan lenders to IDB Buyer, who will have a first lien security interest on such shares. The pledge by the Limited Recourse Guarantor to Merger Sub 2 will be released with respect to the amount of such shares in excess of 50% of the amount initially pledged on the first anniversary of the closing of the IDB Transaction, and the pledge shall terminate in full on the second anniversary of the closing of the IDB Transaction, subject, in each case, to any outstanding indemnification claims.

Commitment Letter

        This section describes the material provisions of the Commitment Letter, which was filed with the SEC on Form 8-K on July 31, 2014, by GFI. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Commitment Letter, a copy of which is attached as Annex D and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Commitment Letter that is important to GFI Stockholders.

        In connection with the IDB Purchase Agreement, IDB Parent, a Delaware corporation and indirect parent of IDB Buyer, entered into the Commitment Letter with Jefferies, pursuant to which Jefferies has committed, subject to customary conditions, to provide IDB Buyer with debt financing for the transactions contemplated by the IDB Purchase Agreement. The debt financing under the Commitment Letter is anticipated to consist of a senior secured term loan facility in an aggregate principal amount of up to $225,000,000.

        Jefferies' commitment with respect to the financing contemplated by the Commitment Letter, and Jefferies' agreements to perform the services described in the Commitment Letter, will automatically terminate on the earliest of (i) the date of termination of the IDB Purchase Agreement in accordance with its terms, (ii) the date on which IDB Parent or JPI publicly announces that it has abandoned the pursuit of the transactions described in the Commitment Letter, (iii) the closing of the transactions contemplated by the IDB Purchase Agreement, (iv) the closing of a sale by CME of the IDB Business (other than as part of the transactions described in the Commitment Letter), and (v) 11:59 p.m., New York City time, on March 15, 2015.

        The definitive documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this proxy statement/prospectus. Although the debt financing described in this proxy statement/prospectus is not subject to a due diligence or "market out" condition, such financing may not be considered assured.

Guarantees; Security

        The debt financing contemplated by the Commitment Letter will be guaranteed on a joint and several basis by all of the existing and future direct and indirect wholly-owned domestic, Bermuda and United Kingdom subsidiaries of IDB Parent, other than IDB Buyer and any United States, Bermuda or United Kingdom regulated broker-dealer entity, any other regulated entity that is prohibited by law from providing such a guarantee and any other subsidiary to the extent that making such entity a guarantor would result in material adverse tax consequences to IDB Buyer and subject to other exceptions to be mutually agreed. In addition, the Limited Recourse Guarantor will provide a limited recourse guaranty of the debt financing, with such recourse limited to foreclosure of CME Class A Common Stock owned by it and pledged as collateral as described in the next sentence. The obligations of IDB Buyer and the guarantors under the debt financing contemplated by the Commitment Letter, and interest rate or currency hedging obligations or cash management obligations owed by IDB Buyer to Jefferies or any of the lenders or any of their affiliates, will be secured by first priority security interests in (i) substantially all of the tangible and intangible assets, including intellectual property, domestic real property, gold inventory, licenses, permits, intercompany indebtedness (which will be evidenced by a subordinated promissory note), cash and cash equivalents, deposit and securities accounts (including securities entitlements and related assets) and all of the equity interests of IDB Buyer and the guarantors (other than the Limited Recourse Guarantor) and each of their respective subsidiaries (including all of the equity interests of IDB Buyer) (but limited, in the case of a controlled foreign corporation, to 66% of all such voting stock to the extent that the pledge of a greater percentage would result in material adverse tax consequences to IDB Buyer) and (ii) a perfected first priority security interest in all CME Class A Common Stock owned by the Limited Recourse Guarantor, in each case subject to customary exclusions.

Maturity; Prepayments

        The maturity date of the debt financing contemplated by the Commitment Letter will be five years from the closing date of the debt financing, and the senior secured term loans will amortize in equal quarterly installments of 2.5% per annum of the original principal amount thereof for the period between the closing date and the first anniversary of the closing date and 5.0% per annum thereafter, with the balance due at maturity. Subject to certain exceptions, the financing contemplated by the Commitment Letter will be subject to mandatory prepayments in amounts equal to (i) 100% of the net cash proceeds of any incurrence of indebtedness after the closing date, other than indebtedness permitted under the loan documents, by IDB Parent or any of its subsidiaries or the Limited Recourse Guarantor (subject to exceptions to be agreed), (ii) 100% of the net cash proceeds of any non-ordinary course sale or other disposition of assets by IDB Parent or any of its subsidiaries or the Limited Recourse Guarantor (including as a result of casualty or condemnation and any issuance or sale of equity by IDB Buyer or any of its subsidiaries), with customary exceptions and thresholds to be mutually agreed upon and reinvestment rights within 365 days of the date of receipt of such proceeds),

(iii) to the extent IDB Buyer obtains a revolving credit facility after the closing date, an amount equivalent to the lesser of (x) the aggregate principal amount of the commitments obtained in respect of such revolving credit facility and (y) the amount by which the aggregate principal amount of the term loans funded on the closing date exceeds $150.0 million and (iv) 50.0% of "excess cash flow" (to be defined in the loan documents) for each fiscal year of IDB Buyer (with step-downs to be mutually agreed upon). Optional prepayments of borrowings under the debt financing contemplated by the Commitment Letter will be permitted at any time, without premium or penalty, subject to a 1.0% prepayment premium for optional prepayments of the term loans made prior to the first anniversary of the closing date with a new or replacement term loan facility with an "effective" interest rate less than that applicable to the debt financing contemplated by the Commitment Letter or any amendment that reduces the "effective" interest rate under the debt financing contemplated by the Commitment Letter.

Interest

        Borrowings under the debt financing contemplated by the Commitment Letter will bear interest, at the option of IDB Buyer, at an annual rate equal to either a specified "base rate" plus a margin of 4.25% or LIBOR plus a margin of 5.25%. IDB Buyer will have the right to select interest periods of one, three or six months for LIBOR loans. The debt financing contemplated by the Commitment Letter also will contain a LIBOR floor of 1.00% and a "base rate" floor of 2.00%.

Covenants

        The debt financing contemplated by the Commitment Letter will contain financial maintenance covenants (limited to a maximum consolidated total leverage ratio and a minimum consolidated net worth ratio) and other customary affirmative and negative covenants for facilities of the type contemplated by the Commitment Letter, with the negative covenants limited to: indebtedness (including mandatorily redeemable equity interests, guarantees and other contingent obligations); liens; investments (including acquisitions, loans, etc.), loans and advances; asset sales; mergers, acquisitions, consolidations, liquidations and dissolutions; dividends and other payments in respect of equity interests (but which shall permit tax distributions whether or not a default has occurred and is continuing) and other restricted payments (including purchases, prepayments and repayments of junior or unsecured indebtedness and deferred compensation obligations (including obligations in respect of the assumed RSUs, which will be permitted to be paid unless an event of default has occurred and is continuing)); transactions with affiliates; capital expenditures; prepayments, redemptions and repurchases of subordinated indebtedness; modifications of organizational documents, acquisition documents, subordinated debt instruments and certain other documents; limitations on amendments of material contracts; limitations on speculative transactions; limitations on certain restrictions on subsidiaries; limitations on issuance of capital stock and creation of subsidiaries; limitations on business activities; "dead- dog" covenants applicable to IDB Parent and the Limited Recourse Guarantor; no voluntary disposition of CME Class A Common Stock owned by the Limited Recourse Guarantor (subject to certain specified exceptions, dividends and distributions received with respect thereto and the rights of the Limited Recourse Guarantor to sell part or all of the pledged CME Class A Common Stock to the extent the proceeds of any such sale are pledged to Jefferies on terms and conditions satisfactory to Jefferies); fundamental changes; limitations on accounting changes; changes in fiscal year and fiscal quarter; use of proceeds; no further negative pledges; and anti-terrorism laws, money-laundering activities and dealing with embargoed persons.

        These covenants will be subject to customary exceptions, qualifications and "baskets" to be mutually agreed upon, and in any event will permit the indebtedness and related liens and guarantees thereof in connection with any revolver obtained to reduce the debt financing contemplated by the Commitment Letter, which indebtedness and liens shall rank pari passu to the debt financing contemplated by the Commitment Letter and will be subject to a usual and customary intercreditor agreement and intercompany loans provided by IDB Buyer to any of its subsidiaries located in the United Kingdom that are guarantors.

Events of Default

        The debt financing contemplated by the Commitment Letter will have events of default customary for facilities of the type contemplated by the Commitment Letter, including: nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed; inaccuracy of representations and warranties in any material respect; violation of covenants; cross-default and cross-acceleration; Merger Sub 2 provides notice to Jefferies, which notice, for the avoidance of doubt, may only be delivered pursuant to the intercreditor agreement with respect to CME Class A Common Stock owned by the Limited Resource Guarantor and after the expiration of the applicable standstill period specified therein, of the intent of Merger Sub 2 to commence foreclosure or other similar remedies to monetize its security interest in CME Class A Common Stock owned by the Limited Recourse Guarantor; bankruptcy and insolvency events; uninsured material judgments; ERISA events; certain regulatory matters and events (including triggering "early warning" net capital reporting) (subject to applicable grace periods); disqualification of IDB Buyer from owning, whether directly or indirectly, any broker-dealer subsidiary; material regulatory enforcement actions; actual or asserted invalidity or impairment of guarantees, security documents or any other loan documents (including the failure of any lien on any portion of the collateral to remain perfected with the priority required under the loan documents) or a material portion of the collateral; and a "change of control" (to be defined in the loan documents); subject to threshold, notice and grace period provisions to be agreed upon.

Conditions to Financing

        The debt financing commitment under the Commitment Letter is subject to the satisfaction of certain conditions, including (among others) the absence of any Material Adverse Effect with respect to IDB Buyer and the IDB Subsidiaries, completion of each of the GFI Merger, the JPI Merger, the transactions contemplated by the IDB Purchase Agreement, contribution of CME Class A Common Stock received in connection with the JPI Merger to the Limited Recourse Guarantor, assumptions by IDB Parent of RSUs in an amount not to exceed $85,000,000, entry into definitive financing documents, the provision of specified financial information of GFI, the existence of no indebtedness of IDB Buyer and its subsidiaries other than the debt financing contemplated by the Commitment Letter and debt permitted to remain outstanding under the IDB Purchase Agreement or as agreed to by Jefferies, payment of fees and expenses of Jefferies contemplated by the Commitment Letter and completion of a marketing period. The debt financing proceeds will be used to, among other things, fund all or a portion of the cash consideration to be paid in under the IDB Purchase Agreement, to pay transaction related fees and expenses, for general corporate purposes of IDB Buyer and its subsidiaries and for obligations incurred by IDB Buyer and its subsidiaries in the ordinary course of business and to fund any required OID or upfront fees payable pursuant to the fee letter entered into in connection with the Commitment Letter. The consummation of the transactions under the IDB Purchase Agreement is not subject to a financing condition.

        There is a risk that these conditions will not be satisfied and the debt financing may not be funded when required. As of the date of this proxy statement/prospectus, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described in this proxy statement/prospectus is not available.

 Annex E

THE GFI SUPPORT AGREEMENT

        This section describes the material provisions of the GFI Support Agreement entered into by and among CME and the GFI Supporting Stockholders, which was filed with the SEC on Form 8-K on July 30, 2014, by GFI. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the GFI Support Agreement, a copy of which is attached as Annex E and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the GFI Support Agreement that is important to GFI Stockholders.

Voting Arrangements and Related Provisions

        Concurrently with the execution of the GFI Merger Agreement, the JPI Merger Agreement and the IDB Purchase Agreement, CME entered into the GFI Support Agreement with JPI, New JPI and Messrs. Gooch, Heffron and Brown, who are referred to as the GFI Supporting Stockholders in this proxy statement/prospectus. As of the date of the GFI Support Agreement, the GFI Supporting Stockholders beneficially owned 48,209,304 shares of GFI Common Stock, representing approximately 37.8% of the outstanding shares of GFI Common Stock as of September 30, 2014.

        Each GFI Supporting Stockholder agreed to appear (or otherwise cause their shares to be counted as present for the purposes of calculating a quorum) and to vote, in person or by proxy, or if applicable deliver a written consent covering, all of the shares of GFI Common Stock held by such stockholder at the Special Meeting or any meeting of GFI Stockholders in connection with the GFI Merger or any other matter:

  •
  in favor of the GFI Merger, the GFI Merger Agreement and the related transactions, as well as any other action requested by CME in furtherance thereof;

  •
  in favor of any proposal to adjourn a meeting of GFI Stockholders to solicit additional proxies in favor of the approval or adoption of the GFI Merger, the GFI Merger Agreement and the related transactions;

  •
  against any Takeover Proposal; and

  •
  against any other action, agreement or transaction that could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the transactions or the performance by GFI, JPI, New JPI or the other stockholders of their respective obligations related to the GFI Merger.

        Each of the GFI Supporting Stockholders also irrevocably appointed CME as its proxy and attorney-in-fact to vote the shares held by such stockholder as provided above.

Restrictions on Transfer

        Each GFI Supporting Stockholder agreed not to transfer any of the shares of GFI Common Stock held by such stockholder, or any beneficial ownership therein, until the Effective Time, the termination of the GFI Support Agreement or after termination of the GFI Merger Agreement. Any transfer in violation of such agreement will be void.

No Solicitation

        Each GFI Supporting Stockholder agreed not to:

  •
  solicit or knowingly facilitate or encourage any inquiry or the making of any Takeover Proposal;

E-1

  •
  adopt, or publicly propose to adopt, or allow JPI or new JPI to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking, or understanding contemplating or otherwise in connection with or relating to any Takeover Proposal; or

  •
  other than with CME, Merger Sub 1, Merger Sub 2 or their respective representatives, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any Takeover Proposal.

        Each GFI Supporting Stockholder also agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons with respect to any Takeover Proposal.

Additional Merger Consideration

        In the event the GFI Merger Agreement or the JPI Merger Agreement is amended to increase the Merger Consideration, Messrs. Gooch, Heffron and Brown will not be entitled to receive, directly or indirectly, and will forfeit and pay to CME if necessary, such increased Merger Consideration.

Representations and Warranties

        Each of the GFI Supporting Stockholders has made customary representations and warranties, including with respect to (i) authority to enter into and carry out the obligations of such stockholder under, and enforceability of, the GFI Support Agreement and (ii) the absence of any conflicts or required consents that would interfere with such party's ability to perform the obligations of such stockholder under the GFI Support Agreement.

Termination

        The GFI Support Agreement will terminate upon the earliest of (i) the effective date of the GFI Merger, (ii) termination by mutual written consent of the parties, (iii) a Qualifying Termination of the GFI Merger Agreement or (iv) the expiration of the Tail Period.

        Under the GFI Support Agreement, a "Qualifying Termination" of the GFI Merger Agreement means termination of the GFI Merger Agreement (a) by GFI due to a breach by CME, Merger Sub 1 or Merger Sub 2 of any of its representations, warranties or covenants thereto or (b) by GFI or CME due to (i) failure to consummate the GFI Merger by March 15, 2015 or (ii) prohibition of the GFI Merger by any restraints, including law, order, injunction or ruling, in the case of each of (i) and (ii), solely due to CME's failure to obtain antitrust approval.

Tail Period

        In the event that during the Tail Period, the financial condition of GFI results, or is reasonably likely to result, in a default under either or both of the indenture or the Credit Agreement, the obligations of the GFI Supporting Stockholders under the GFI Support Agreement will terminate, solely to the extent necessary to allow such stockholders to approve the sale of the equity of GFI or all or substantially all of the assets of GFI to a third party.

E-2

 Annex F

Regulatory Matters

        GFI and CME have agreed to use their reasonable best efforts, subject to certain limitations, to obtain all regulatory approvals required to consummate the GFI Merger. These approvals include approvals under, or notices pursuant to, the HSR Act and certain foreign antitrust merger control laws. In using their reasonable best efforts to obtain the required regulatory approvals, GFI and CME must consult and cooperate with the other party in connection with resolving any objections as may be asserted by any governmental entity under any of the HSR Act, certain foreign competition laws and any other laws or orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, which are referred to, collectively, as the Antitrust Laws in this proxy statement/prospectus.

        However, under the terms of the GFI Merger Agreement, neither CME nor any subsidiary of CME will agree to or take any action, and none of GFI or any subsidiary of GFI will agree to or take any action without the prior written consent of CME, that would result in any Burdensome Condition. See the section entitled "The GFI Merger Agreement—Consents and Approvals" beginning on page [      ] of this proxy statement/prospectus.

        FTC staff has informally advised counsel to the parties to the GFI Merger that based on the structure and facts presented to staff, no filings will be required under the HSR Act in connection with the GFI Merger as a result of the activities of the parties involved and the structure of the transactions.

        At any time before or after the GFI Merger, the Antitrust Division, the FTC, a state attorney general, or a foreign competition authority could take action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the GFI Merger or seeking divestiture of substantial assets of CME or its subsidiaries, Merger Sub 1 or Merger Sub 2. Private parties may also bring legal actions under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the GFI Merger on antitrust grounds will not be made or, if a challenge is made, of the result of such challenge.

F-1

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction, Plans or Proposals.
  Item 8. Additional Information.
Golden Parachute Compensation
  Item 9. Exhibits.
SIGNATURE
  Annex A
  Annex B
THE GFI MERGER AGREEMENT
  Annex C
JPI MERGER AGREEMENT
  Annex D
IDB PURCHASE AGREEMENT
  Annex E
THE GFI SUPPORT AGREEMENT
  Annex F